Exhibit 99.1

JBS N.V.
Unaudited condensed consolidated interim financial information
As of and for the three-month period ended March 31, 2026
In thousands of United States dollar - US$

i

Statements of financial position

In thousands of United States dollar - US$

	Note	March 31, 2026	December 31, 2025
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	3,294,788	4,565,136
Margin cash	3	158,815	159,562
Trade accounts receivable	4	3,877,391	4,231,924
Inventories	5	6,761,314	6,107,165
Dividends receivable		2,550	1,465
Biological assets	6	1,874,438	1,826,766
Recoverable taxes	7	995,636	957,211
Derivative assets	27	144,697	155,602
Other current assets		507,887	433,372
TOTAL CURRENT ASSETS		17,617,516	18,438,203

NON-CURRENT ASSETS
Long-term investments	3	49,224	45,780
Recoverable taxes	7	2,011,523	1,874,572
Biological assets	6	633,547	611,799
Related party receivables	8	31,398	41,231
Deferred income taxes	9	539,593	547,014
Other non-current assets		509,245	488,803
		3,774,530	3,609,199

Investments in equity-accounted investees	10	293,924	171,612
Property, plant and equipment	11	14,102,843	13,645,658
Right of use assets	12.1	1,617,901	1,613,647
Intangible assets	13	1,806,930	1,825,592
Goodwill	14	5,966,655	5,852,575

TOTAL NON-CURRENT ASSETS		27,562,783	26,718,283

TOTAL ASSETS		45,180,299	45,156,486

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial information.

Statements of financial position

In thousands of United States dollar - US$

	Note	March 31, 2026	December 31, 2025
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade accounts payable	15	5,453,317	6,198,100
Supply chain finance	15	1,156,528	1,134,459
Loans and financing	16	840,120	833,085
Income taxes	17	163,661	288,030
Other taxes payable	17	159,119	152,959
Payroll and social charges	18	1,291,550	1,560,159
Lease liabilities	12.2	365,383	354,887
Dividends payable		1,071,287	—
Provisions for legal proceedings	19	231,209	159,217
Derivative liabilities	27	126,672	156,405
Other current liabilities		861,702	704,509
TOTAL CURRENT LIABILITIES		11,720,548	11,541,810

NON-CURRENT LIABILITIES
Loans and financing	16	20,524,854	20,257,483
Income and other taxes payable	17	420,390	407,727
Payroll and social charges	18	305,282	288,065
Lease liabilities	12.2	1,416,771	1,412,398
Deferred income taxes	9	1,199,170	1,169,300
Provisions for legal proceedings	19	219,022	209,358
Related party payables	8	176,220	190,998
Derivative liabilities	27	87,353	114,376
Other non-current liabilities		49,993	42,180
TOTAL NON-CURRENT LIABILITIES		24,399,055	24,091,885

EQUITY	20
Share capital - common shares		41,560	35,114
Reserves		7,970,634	6,582,694
Undistributed results		220,594	2,085,772
Attributable to company shareholders		8,232,788	8,703,580
Attributable to non-controlling interest		827,908	819,211
TOTAL EQUITY		9,060,696	9,522,791
TOTAL LIABILITIES AND EQUITY		45,180,299	45,156,486

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial information.

Statements of income for the three-month period ended March 31, 2026 and 2025

In thousands of United States dollar - US$

		Three-month period ended March 31,
	Note	2026	2025

NET REVENUE	21	21,608,625	19,526,520
Cost of sales	26	(19,284,037)	(16,901,969)
GROSS PROFIT		2,324,588	2,624,551

Selling expenses	26	(1,302,546)	(1,187,597)
General and administrative expenses	26	(555,624)	(556,427)
Other income	26.1	41,684	30,345
Other expenses	26.1	(23,614)	(27,957)
NET OPERATING EXPENSES		(1,840,100)	(1,741,636)

OPERATING PROFIT		484,488	882,915

Finance income	22	172,176	235,660
Finance expense	22	(486,386)	(427,206)
NET FINANCE EXPENSE		(314,210)	(191,546)

Share of profit of equity-accounted investees, net of tax	10	138,415	2,735

PROFIT BEFORE TAXES		308,693	694,104

Current income taxes	9	(33,770)	(224,791)
Deferred income taxes	9	(33,333)	87,021
TOTAL INCOME TAXES		(67,103)	(137,770)
NET INCOME		241,590	556,334

ATTRIBUTABLE TO:
Company shareholders		220,594	500,224
Non-controlling interest		20,996	56,110
		241,590	556,334

Basic earnings per share - common shares (US$)	23	0.21	0.47
Diluted earnings per share - common shares (US$)	23	0.20	0.47

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial information.

Statements of comprehensive income for the three-month period ended March 31, 2026 and 2025

In thousands of United States dollar - US$

	Three-month period ended March 31,
	2026	2025

Net income	241,590	556,334

Other comprehensive income
Items that are or may be subsequently reclassified to statement of income:
Gain on foreign currency translation adjustments	310,358	577,679
Gain on cash flow hedge	309	376
Deferred income tax on gain on cash flow hedge	382	(94)
Other fair value adjustments through other comprehensive income	—	(25)
Items that will not be subsequently reclassified to statement of income:
Loss associated with pension and other postretirement benefit obligations	(977)	(494)
Income tax on gain (loss) associated with pension and other postretirement benefit obligations	256	(16)
Total other comprehensive income	310,328	577,426

Comprehensive Income	551,918	1,133,760

Total comprehensive income (loss) attributable to:
Company shareholders	542,522	1,200,914
Non-controlling interest	9,396	(67,154)
	551,918	1,133,760

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial information.

Statements of changes in equity for the three-month period ended March 31, 2026 and 2025

In thousands of United States dollar - US$

	Share capital	Share premium	Premium on issue of shares	Capital transactions	Stock options	Other reserves	Reserve for own shares	Legal	Investments statutory	Tax-incentive reserve	Other legal reserves	Revaluation reserve	Undistributed results	Total	Non- controlling interest	Total equity
BALANCE ON JANUARY 1, 2025	13,177,841	—	36,321	(227,052)	10,145	(37,470)	—	691,999	2,070,113	1,449,832	67,583	(10,144,847)	—	7,094,465	1,039,899	8,134,364
Net income	—	—	—	—	—	—	—	—	—	—	—	—	500,224	500,224	56,110	556,334
Gain (loss) on foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	574,457	—	574,457	(123,164)	451,293
Gain on net investment in foreign operations	—	—	—	—	—	—	—	—	—	—	—	126,386	—	126,386	—	126,386
Gain on cashflow hedge, net of tax	—	—	—	—	—	—	—	—	—	—	282	—	—	282	—	282
Other fair value adjustments through other comprehensive income	—	—	—	—	—	—	—	—	—	—	(25)	—	—	(25)	—	(25)
Loss associated with pension and other postretirement benefit obligations, net of tax	—	—	—	—	—	—	—	—	—	—	(409)	—	—	(409)	(101)	(510)
Total comprehensive income (loss)	—	—	—	—	—	—	—	—	—	—	(152)	700,843	500,224	1,200,915	(67,155)	1,133,760

Share-based compensation	—	—	—	5,782	—	—	—	—	—	—	—	—	—	5,782	1,219	7,001
Realization of other reserves	—	—	—	—	—	(374)	—	—	—	—	—	—	373	(1)	—	(1)
Distribution of interim dividends	—	—	—				—		(759,018)					(759,018)	—	(759,018)
Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(260,331)	(260,331)
Others	—	—	—	—	—	—	—	—	—	—	—	—	—	—	285	285
BALANCE ON MARCH 31, 2025	13,177,841	—	36,321	(221,270)	10,145	(37,844)	—	691,999	1,311,095	1,449,832	67,431	(9,444,004)	500,597	7,542,143	713,917	8,256,060

BALANCE ON JANUARY 1, 2026	35,114	7,310,818	—	(68,076)	—	—	(598,423)	—	—	—	63,472	(125,097)	2,085,772	8,703,580	819,211	9,522,791
Net income	—	—	—	—	—	—	—	—	—	—	—	—	220,594	220,594	20,996	241,590
Gain on cash flow hedge, net of tax	—	—	—	—	—	—	—	—	—	—	607	—	—	607	84	691
Loss associated with pension and other postretirement benefit obligations, net of tax	—	—	—	—	—	—	—	—	—	—	(582)	—	—	(582)	(139)	(721)
Gain on foreign currency translation adjustments											(181)	322,084		321,903	(11,545)	310,358
Total comprehensive income (loss)	—	—	—	—	—	—	—	—	—	—	(156)	322,084	220,594	542,522	9,396	551,918
Allocation of results to Share Premium	—	2,085,772	—	—	—	—	—	—	—	—	—	—	(2,085,772)	—	—	—
				—
Capital increase - JBS Participações	6,446	(6,446)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Disposal of treasury shares	—	—	—	—	—	—	1,234	—	—	—	—	—	—	1,234	—	1,234
Stock option plan	—	—	—	4,996	—	—	—	—	—	—	—	—	—	4,996	1,077	6,073
Dividends declared	—	(1,070,877)	—	—	—	—	—	—	—	—	—	—	—	(1,070,877)	—	(1,070,877)
Share-based compensation	—	—	—	38,755	—	—	15,346	—	—	—	—	—	—	54,101	—	54,101
Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,776)	(1,776)
Others	—	—	—	(2,768)	—	—	—	—	—	—	—	—	—	(2,768)	—	(2,768)
BALANCE ON MARCH 31, 2026	41,560	8,319,267	—	(27,093)	—	—	(581,843)	—	—	—	63,316	196,987	220,594	8,232,788	827,908	9,060,696

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial information.

Statements of cash flows for the three-month period ended March 31, 2026 and 2025

In thousands of United States dollar - US$

		Three-month period ended March 31,
	Notes	2026	2025
Cash flows from operating activities
Net income		241,590	556,334
Adjustments for:
Depreciation and amortization	6, 11, 12 and 13	617,488	535,644
Expected credit losses	4	2,678	12,896
Share of loss (profit) of equity-accounted investees	10	(138,415)	(2,735)
Gain on sales of assets		(12,727)	(10,771)
Tax expense	9	67,103	137,770
Net finance expense	22	314,210	191,546
Share-based compensation		6,073	7,001
Provisions for legal proceedings		24,826	14,020
Impairment of goodwill and property, plant and equipment		—	6,240
Net realizable value inventory adjustments	5	15,776	17,140
DOJ (Department of Justice) and antitrust agreements	25	24,644	79,549
Fair value adjustment of biological assets	6	(24,787)	9,191
		1,138,459	1,553,825
Changes in assets and liabilities:
Trade accounts receivable		331,067	236,929
Inventories		(582,394)	(640,928)
Recoverable taxes		2,622	42,046
Other current and non-current assets		7,845	(288,542)
Biological assets		(182,986)	(191,303)
Trade accounts payable and supply chain finance		(799,306)	(547,375)
Taxes paid in installments		(14,336)	(6,948)
Other current and non-current liabilities		(178,361)	(68,455)
DOJ and Antitrust agreements payment/reimbursement		47,347	(139,709)
Income taxes paid		(218,479)	(234,334)
Changes in operating assets and liabilities		(1,586,981)	(1,838,619)

Cash used in operating activities		(448,522)	(284,794)

Interest paid		(366,843)	(311,521)
Interest received		26,068	41,786

Net cash flows used in operating activities		(789,297)	(554,529)

Cash flow from investing activities
Purchases of property, plant and equipment		(566,397)	(264,656)
Dividends received		—	1,943
Purchase and disposals of intangible assets		(5,024)	(2,672)
Additions (disposals) to investments in joint ventures		26,356	—
Related party transactions		1,724	—
Proceeds from sale of property, plant and equipment		28,653	21,863
Cash used in investing activities		(514,688)	(243,522)

Cash flow from financing activities
Proceeds from loans and financings		533,030	2,181,040
Payments of loans and financings		(434,887)	(1,750,652)
Derivatives instruments received (settled)		(20,178)	(8,853)
Margin cash		(31,405)	22,205
Dividends paid		—	(379,505)
Dividends paid to non-controlling interest		(1,776)	(906)
Disposal of treasury shares		1,234	—
Payments of leasing contracts		(110,979)	(98,282)
Others		(2,768)	—
Cash used in by financing activities		(67,729)	(34,953)

Effect of exchange rate changes on cash and cash equivalents		101,366	45,314
Net change in cash and cash equivalents		(1,270,348)	(787,690)
Cash and cash equivalents beginning of period		4,565,136	5,613,672
Cash and cash equivalents at the end of period		3,294,788	4,825,982

Non-cash transactions:

		Three-month period ended March 31,
	Notes	2026	2025
Non-cash additions to right of use assets and lease liabilities	12	79,890	71,466
Capitalized interests	11	11,009	10,015
Provisioned and unpaid dividends		1,070,877	1,018,463

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

1 Background Information

1.1 Reporting entity

JBS N.V. (“JBS N.V.” or “Company”) is a corporation incorporated under the laws of the Netherlands and is domiciled in Amsterdam. The Company is the holding entity of the JBS Group.

JBS N.V. and its subsidiaries (“Group”) primarily operates in the processing of animal proteins, encompassing activities related to beef, pork, lamb, and poultry, as well as the production and marketing of prepared foods and other related products. Additionally, the Group carries out operations in the leather, collagen, hygiene and beauty products, metal packaging, biodiesel, and other complementary businesses, integrated within its value chain, with a global presence in several countries, including Brazil, the United States, Canada, Mexico, Australia, the United Kingdom, Argentina, and Uruguay. The portfolio includes internationally recognized brands such as Seara, Doriana, Pilgrim’s, Moy Park, Primo, Friboi, Maturatta, Swift, Ozo, and Adaptable Meals, among others.

JBS N.V. is registered as a FPI - Foreign Private Issuer with the United States Securities and Exchange Commission (SEC) and as a foreign issuer with the Brazilian Securities and Exchange Commission (CVM). The Class A common shares of JBS N.V. are listed on the New York Stock Exchange (NYSE) under the ticker symbol “JBS,” and its Level II Brazilian Depositary Receipts (BDRs) are traded on B3 - Brasil, Bolsa, Balcão, under the code “JBSS32.”

The unaudited condensed consolidated interim financial statements comprise JBS N.V. and its subsidiaries as of and for the three-month period ended March 31, 2026, that were authorized by the Board of Directors on May 12, 2026.

1.2 Main events that occurred during the period:

1.2.1 Sale of Interest in Joint Venture - Meat Snack Partners: In January 2026, JBS S.A. completed the sale of its 50% interest in the joint venture Meat Snack Partners for an amount of US$42.8 million, resulting in a net gain of US$6.1 million. The investment was accounted for using the equity method and, therefore, was not consolidated in the Company’s financial statements.

1.2.2 Investment in Multi-Protein Joint Venture in Oman: On February 8, 2026, JBS N.V. entered into a Share Purchase Agreement with Oman Food Investment Holding Company S.A.O.C. to establish a joint venture in which JBS will hold 80% of the share capital, with an equity investment of US$150 million. The joint venture will own 100% of the businesses currently operated in Oman by A’Namaa Poultry Co. SAOC and Al Bashayer Meat Company SAOC, focused on poultry, beef and lamb production and processing. This transaction strengthens the Company’s global multi-protein platform and supports Oman’s Vision 2040. The completion of this transaction is subject to the fulfillment of the precedent conditions applicable to transactions of this nature, including the required regulatory approvals.

1.2.3 Payment of Dividends: On March 25, 2026, the Board of Directors of JBS N.V. approved the payment of dividends of US$1.00 per share, to be paid on June 17, 2026. Shareholders of record as of the close of trading on May 18, 2026, shall be entitled to receive the dividends.

1.2.4 PPC Senior Notes Tender Offer: On March 30, 2026, JBS N.V., through its subsidiary PPC, commenced a tender offer pursuant to which it offered to acquire up to US$250.0 million aggregate principal amount of its 6.250% Senior Notes due 2033. On April 14, 2026, the early settlement date, US$250.0 million aggregate principal amount was accepted for purchase at a price of US$1,056.90 per US$1,000.00 principal amount, for a total cost of US$264.2 million.

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

1.2.5 JBS Senior Notes Tender Offer: On March 30, 2026, JBS N.V., through its subsidiary JBS USA Food Company Holdings, commenced a tender offer pursuant to which it offered to acquire up to US$1,000.0 million aggregate principal amount of its 6.750% Senior Notes due 2034. On April 13, 2026, the maximum aggregate principal amount was increased by US$200.0 million, to a total of US$1,200.0 million. On April 14, 2026, the early settlement date, US$1,200.0 million aggregate principal amount was accepted for purchase at a price of US$1,099.48 per US$1,000.00 principal amount, for a total consideration of US$1,319.4 million.

1.3 Brazilian Consumption Tax Reform

The Brazilian Consumption Tax Reform, enacted pursuant to Constitutional Amendment No. 132/2023 and regulated by Supplementary Laws No. 214/2025 and No. 227/2026, introduced significant structural changes to the Brazilian tax system. The new model replaces ICMS, ISS, PIS, COFINS, and IPI with a system based on the Contribution on Goods and Services (CBS), the Tax on Goods and Services (IBS), and the Selective Tax (IS), with the objective of simplifying taxation and increasing transparency in the imposition on consumption.

The supplementary legislation approved to date has established key aspects of the new regime, including guidelines for the administration of the IBS and the creation of the Management Committee responsible for its oversight, whose implementation will occur gradually. The Reform provides for a transition period from 2026 to 2032, during which the current and new systems will coexist. Accordingly, the definitive impacts on tax calculation and assessment will depend on the issuance of additional subordinate regulations and further implementing rules that are still pending.

Management continuously monitors legislative and regulatory developments related to the Brazilian Consumption Tax Reform and is adopting the necessary measures to comply with the currently required ancillary obligations. Final adjustments to processes, systems, and internal controls will be implemented as the regulatory framework is fully concluded. To date, no material effects have been identified in the financial statements, considering that the full implementation of the new model will occur throughout the transition period. Accordingly, the Group has already implemented the necessary adjustments to present taxes separately in fiscal documents, in compliance with the applicable legal requirements, in line with the principle of transparency in consumption taxation and with the requirements established for the new system.

1.4 Seasonality

The demand for chicken is relatively stable throughout the year in the United States, Europe and Brazil, but there are seasonal variations in the sales volume of certain products at specific times of the year, such as: Christmas, New Year, and Easter. Demand in the United States beef industry is highest in the second and third quarters, due to favorable weather conditions for outdoor activities. In Australia, the beef industry faces a drop in slaughters in the fourth quarter, as the rainy season affects the availability and transport of cattle. In Brazil, beef sales do not fluctuate significantly during the year. The pork industry in the United States and Australia has peaks in demand in the first and fourth quarters, due to the supply of pork and the holidays, which stimulate the consumption of certain pork products, with no significant fluctuation in pork numbers in other locations.

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

2 Basis of preparation and presentation of financial statements

The unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2026 have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by International Accounting Standards Board (IASB), and should be read in conjunction with the Group´s last annual consolidated financial statements as of and for the year ended December 31, 2025 (“last annual financial statements”). They do not include all the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards. However, selected explanatory notes are included to describe events and transactions that are significant to an understanding of the changes in the Group´s financial position and performance since the last annual financial statements.

In preparing these unaudited condensed consolidated interim financial statements, Management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

2.1 Functional and presentation currency

The financial statements of each subsidiary included in the consolidation are prepared using the functional currency of the main economic environment it operates. The results and financial position of all entities with a functional currency different from its ultimate parent’s functional currency (R$) have been translated to R$ and then these financial statements have been translated from the parent´s functional currency (R$) into the Group’s presentation currency (US$).

2.2 Foreign currencies

Transactions in foreign currencies other than an entity’s functional currency are initially measured in the functional currency of the entity using the exchange rate effective at the date of each transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the closing exchange rate at the reporting date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income, under the caption “Finance income” or “Finance expense”.

2.3 Translation of subsidiaries financial statements

These consolidated financial statements are presented in U.S dollar (US$). The Group selected the US$ as its presentation currency to facilitate a more direct comparison to other competitors, as follows:

(i)	assets and liabilities are translated at the current rate at the date of each closing period;

(ii)	income and expenses are translated at the average rate at the date of each closing period; and

(iii)	all exchange rate translation differences are recognized in other comprehensive income (loss) and are presented in the statement of comprehensive income (loss) as foreign currency translation adjustments.

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

2.4 New standards, amendments and interpretations

a. Standards, amendments and interpretations recently issued and adopted by the Group

IFRS 9 and IFRS 7 – Classification, Measurement and Disclosure of Financial Instruments.

Starting January 1, 2026, amendments to IFRS 9 - Financial Instruments and IFRS 7 - Financial Instruments: Disclosures became effective, establishing that:

i.	They clarify the timing of recognition and derecognition of financial assets measured at amortized cost or at fair value, and of financial liabilities, including transactions settled through electronic payment or clearing systems;

ii.	They enhance guidance for assessing the solely payments of principal and interest criterion (SPPI), particularly for instruments containing contractual terms with contingent features, non-standard indices, or adjustments to consideration; and

iii.	They introduce additional disclosure requirements related to significant judgments applied in the classification of financial instruments and to equity instruments designated at fair value through other comprehensive income, including more detailed information on gains, losses and disposals.

Additionally, with respect to power purchase agreements whose delivery is contingent upon weather-related factors, such as wind or solar energy purchase contracts with variable volumes, the amendments clarify the circumstances under which such instruments may qualify as contracts entered into for own use and, therefore, remain outside the scope of fair value measurement. The amendments also permit their designation as hedging instruments, provided that the formal documentation and effectiveness requirements set forth in the applicable standard are met. Furthermore, specific disclosures are required regarding the nature of such contracts, including their key terms and conditions, exposure to weather-related variables, and the corresponding impacts on profit or loss, cash flows and the entity’s risk management.

The Group is assessing the impacts of adopting the amendments to IFRS 9 and IFRS 7 and does not expect any material impacts on its consolidated financial information, other than potential enhancements to the required disclosures.

b. New standards, amendments and interpretations that are not yet effective

IFRS 18 - Presentation and Disclosure of Financial Statements.

Starting January 1, 2027, IFRS 18 will replace IAS 1 Presentation of Financial Statements. The new standard introduces the following main new requirements:

i.	Entities are required to classify all income and expenses into five categories in the income statement: operating, investing, financing, discontinued operations, and income tax. Entities are also required to present a newly defined operating profit subtotal. The entities’ net profit will not change.

ii.	Management-defined performance measures are disclosed in a single note in the financial statements.

iii.	Enhanced guidance will be provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows under the indirect method.

The Group is still in the process of assessing the impact of the new standard and will adjust its disclosures in the annual financial statements in accordance with the standard's requirements once it becomes effective.

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

3 Cash and cash equivalents, margin cash and long-term investments

Cash and cash equivalents	March 31, 2026	December 31, 2025
Cash on hand and at banks	1,624,299	2,557,740
CDB (bank certificates of deposit) / Overnight investments (1)	1,604,823	1,937,761
National Treasury Bill (Tesouro Selic) (3)	65,666	69,635
	3,294,788	4,565,136

Margin cash
CME (Chicago Mercantile Exchange) Margin investments (2)	70,466	105,993
Investments in Treasury Bills (3)	88,349	53,569
	158,815	159,562

Long-term investments
Investment funds (4)	49,224	45,780
	49,224	45,780

Total	3,502,827	4,770,478

(1)	CDBs are held at financial institutions and earn interest based on floating rates and are pegged to the Brazilian overnight interbank lending rate (Certificado de Depósito Interbancário - CDI). Overnight investments are equivalent to fixed-income instruments, earning interest at the FED rate + 0.05%.

(2)	CME margin investments represent margin deposits allocated to fixed-income equivalent instruments. These investments accrue interest based on the Interest Rate on Reserve Balances (IORB).

(3)	Brazilian Government securities (Tesouro Selic) are instruments acquired from financial institutions with conditions and characteristics similar to bank certificates of deposit (CDBs).

(4)	Investment in a FIDC (Credit Rights Investment Fund) maturing in 2035, earning a fixed interest rate of 5% in the period.

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

4 Trade accounts receivable

	March 31, 2026	December 31, 2025
Current receivables:
Domestic sales	2,099,075	2,278,321
Foreign sales	1,145,406	1,285,531
Subtotal	3,244,481	3,563,852
Overdue receivables:
From 1 to 30 days	479,789	577,982
From 31 to 60 days	56,433	45,695
From 61 to 90 days	31,378	19,669
Above 90 days	146,410	104,315
Expected credit losses	(77,967)	(76,686)
Present value adjustment	(3,133)	(2,903)
Subtotal	632,910	668,072
Trade accounts receivable, net	3,877,391	4,231,924

Present value adjustment - The Group discounts its receivables to present value using interest rates directly related to customer credit profiles. The weighted average discount rate used to calculate the present value of trade accounts receivable on March 31, 2026, was 5.70% per year (5.40% per year on March 31, 2025). Realization of the present value adjustment is recognized in net revenue.

Changes in expected credit losses:

	March 31, 2026	March 31, 2025
Balance at the beginning of the period	(76,686)	(89,060)
Additions	(2,678)	(12,896)
Write-offs/Reversals	776	2,768
Exchange rate variation	621	(2,391)
Balance at the end of the period	(77,967)	(101,579)

5 Inventories

	March 31, 2026	December 31, 2025
Finished products	4,511,970	3,859,259
Work in process	544,413	546,473
Raw materials	1,005,232	1,015,266
Supplies	699,698	686,167
	6,761,314	6,107,165

During the three-month period ended March 31, 2026 and 2025, the Company recognized adjustments to the net realizable value of inventories, whose additions and write-offs were recorded in cost of goods sold, in the amounts of US$(15,776) and US$(17,141), respectively.

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

6 Biological assets

Changes in biological assets:

	Current		Non-current
	March 31, 2026	March 31, 2025	March 31, 2026	March 31, 2025
Balance at the beginning of the period	1,826,766	1,608,223	611,799	518,234
Increase by reproduction (born) and cost absorption including death	2,810,263	2,693,960	398,795	365,078
Reduction for slaughter, sale or consumption	(3,200,293)	(3,006,017)	(16,496)	(15,297)
Purchases	119,809	102,411	70,908	51,167
Fair value adjustments	24,787	(9,177)	—	(14)
Reclassification from non-current to current	259,631	231,663	(259,631)	(231,663)
Exchange rate variation	33,475	39,696	7,652	11,586
Amortization	—	—	(179,480)	(149,807)
Balance at the end of the period	1,874,438	1,660,759	633,547	549,284

7 Recoverable taxes

	March 31, 2026	December 31, 2025
Value-added tax on sales and services - ICMS/IVA/VAT/GST	746,877	732,866
Social contribution on billings - PIS and COFINS	397,697	380,218
Withholding income tax - IRRF/IRPJ	1,827,282	1,683,298
Excise tax - IPI	17,984	16,950
Reintegra	5,308	5,180
Other	12,011	13,271
	3,007,159	2,831,783
Current	995,636	957,211
Non-current	2,011,523	1,874,572
	3,007,159	2,831,783

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

8 Related party transactions

The main balances and transactions between related parties are presented and described below. Amounts charged include borrowing costs, interest and management fees, when applicable.

Related party (payables) and receivables

	Reimbursement of	Balance sheet position		Statements of income effect
	administrative and funding cost	March 31, 2026	December 31, 2025	March 31, 2026	March 31, 2025
Laguz I Fundo de Investimento (1)	Selic	(149,263)	(147,123)	(5,391)	—
J&F (2)	IPCA	(26,957)	(43,876)	(3,969)	1,639
Flora Produtos de Higiene e Limpeza S.A. (3)	CDI	31,398	41,231	929	—
		(144,822)	(149,768)	(8,432)	1,639

(1)	In May 2025, the indirect subsidiary JBS S.A. acquired tax credit rights from the related party Laguz I Fundo de Investimento through an agreement providing for 26 installments, with final maturity in April 2028. These tax credits originate from a judicial claim related to the export credit premium incentive. The case has already been definitively settled in favor of the taxpayer, and is currently in the final stage of assessment and confirmation of the credit balance. The credit rights were acquired at an approximate discount of 35%, and the credits will be used to offset JBS S.A.’s tax obligations once the case is finalized and the use of the credits is authorized by the relevant regulatory authorities. The credits have been recorded under “Other non-current assets” in the financial statements.

(2)	The net balance payable to J&F S.A. refers to: (i) US$84,929 receivable, arising from the settlement agreement entered into between JBS S.A., J&F S.A., and certain former executives of the Company, which resulted in the definitive termination of the dispute addressed in arbitration proceeding, under which J&F S.A. committed to settle the amount in accordance with the terms and conditions set forth in the agreement; and (ii) US$111,886 payable, related to the purchase of the Araputanga Plant, to be settled in 14 installments, with final maturity in May 2027.

(3)	On December 30, 2024, the indirect subsidiary JBS S.A. entered into an agreement to sell its Hygiene and Beauty operations to its related party, Flora Produtos de Higiene e Limpeza S.A. The transaction includes the selling of assets and operations related to the manufacturing and commercialization of hygiene and beauty products, as per the terms agreed upon by the parties. The transaction was completed on December 31, 2025, for an amount of US$ 57,248, with a remaining receivable balance of US$31,398 recognized under the line item “Related party receivables”.

Other financial transactions in the Group

The Group entered into an agreement with Banco Original, under which Banco Original acquires receivables held against certain domestic and international customers. The assignments are negotiated without recourse, through the definitive transfer of risks and benefits of the receivables to Banco Original. On March 31, 2026, the Group had US$785,140 (US$764,183 as of December 31, 2025) in assigned receivables. For the three-month period ended March 31, 2026, the Group recorded financial costs related to this operation in the amount of US$32,556 (US$26,111 as of March 31, 2025), which were recorded in the financial statements as financial expenses.

On March 31, 2026, the indirect subsidiary JBS S.A and some of its subsidiaries held balances with Banco Original totaling US$424,407 (US$454,781 on December 31, 2025), recorded under cash and cash equivalents. Financial investments, including CDBs (Bank Deposit Certificates) and similar instruments, yield returns equivalent to the CDI (Interbank Deposit Certificate) according to the specified term and investment amount, following market practices. For the three-month period ended March 31, 2026, interest earned from these investments amounted to US$6,549 (US$7,090 as of March 31, 2025), recorded in the financial statements as financial income.

The indirect subsidiary JBS S.A. has cattle purchase commitments for future delivery with certain suppliers, including the related party JBJ Agropecuária (“JBJ”), ensuring the acquisition of cattle at a fixed or adjustable price, without any cash effect on the Company until these commitments mature. Under this forward delivery contract, JBJ has already advanced financing through banks in a reverse factoring arrangement. On March 31, 2026 the balance of this transaction was US$164,071 (US$115,804 on December 31, 2025).

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

The indirect subsidiary JBS S.A also engages in bovine by-product purchasing operations for rendering activities with Prima Foods S.A.

No expense for expected credit losses relating to related-party transactions were recorded during the period.

Remuneration of key management

Key management personnel consist of the members of the Board of Directors and the Company’s executive officers. Members of the Board of Directors are appointed by contract and have a formal relationship with the Company, but are not entitled to typical corporate benefits associated with an employment relationship. The Company’s executive officers maintain an employment relationship through labor contracts entered into in accordance with the applicable legislation in each country.

The aggregate amount of compensation received by the Company’s key management during the three-month period ended March 31, 2026 and 2025 was:

	2026	2025
Salaries and wages	1,312	2,146
Variable compensation	16,436	19,023
	17,748	21,169

9 Income taxes

a. Composition of deferred tax income and social contribution

	March 31, 2026	December 31, 2025
Deferred income taxes assets	539,593	547,014
Deferred income taxes liabilities	(1,199,170)	(1,169,300)
	(659,577)	(622,286)

	Balance at January 1, 2026	Income statement	Exchange variation	Other adjustments(1)	Balance at March 31, 2026
Tax loss and negative social contribution base	684,003	37,667	24,147	—	745,817
Expected credit losses on trade accounts receivable	40,098	(12,618)	822	—	28,302
Provision for contingences	81,251	(3,264)	3,757	—	81,744
Fair Value Adjustment	(171,114)	52,415	(3,532)	—	(122,231)
Tax credits - Foreign subsidiaries	4,062	57	(31)	—	4,088
Share-based payment	—	7,956	57	—	8,013
Provision for Work Accident Insurance - Foreign Subsidiaries	12,805	2,337	—	—	15,142
Pension Plan - Foreign Subsidiaries	2,451	41	2	254	2,748
Trade accounts payable accrual	273,051	(14,761)	3,184	—	261,474
Interest Portion to be Deductible	320,200	21,186	—	—	341,386
Right of use assets	31,567	2,498	1,147	—	35,212
Goodwill amortization	(847,103)	(50,647)	(39,849)	—	(937,599)
Business Combinations	(491,382)	11,087	(665)	—	(480,960)
Inventory Valuation	(53,021)	(53,692)	3,676	—	(103,037)
Hedge Operations (2)	41,705	(13,789)	2,164	382	30,462
Realization of other reserves	(96,535)	799	(5,229)	—	(100,965)
Accelerated Depreciation and Amortization	(528,502)	(18,151)	(5)	—	(546,658)
Cut Off Adjustments (sales)	16,891	4,723	950	—	22,564
Other Temporary Differences	57,287	(7,177)	4,812	(1)	54,921
Deferred taxes, net	(622,286)	(33,333)	(4,593)	635	(659,577)

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

	Balance at January 1, 2025	Income statement	Exchange variation	Other adjustments(3)	Balance at March 31, 2025
Tax losses and negative basis of social contribution	679,275	36,156	34,822	(191,303)	558,950
Expected credit losses on trade accounts receivable	42,304	(10,404)	1,877	—	33,777
Provisions for contingencies	94,487	(11,402)	5,638	—	88,723
Fair value adjustment	(105,836)	4,111	(4,373)	—	(106,098)
Tax credits - Foreign subsidiaries	8,798	(322)	(76)	—	8,400
Provision for Work Accident Insurance - Foreign Subsidiaries	8,964	(553)	—	—	8,411
Pension plan - Foreign subsidiaries	3,209	(441)	—	(7)	2,761
Trade accounts payable accrual	249,853	(39,378)	4,158	—	214,633
Interest Portion to be Deductible	279,572	(98,810)	1	—	180,763
Right of use assets	25,967	1,816	1,396	—	29,179
Goodwill amortization	(727,377)	44,825	(48,802)	—	(731,354)
Business combination	(465,917)	(7,709)	(2,448)	—	(476,074)
Inventory valuation	(83,507)	19,021	4,723	—	(59,763)
Hedge Operations(2)	45,961	(3,040)	3,544	(239)	46,226
Realization of other reserves	(88,113)	615	(6,896)	—	(94,394)
Accelerated depreciation and amortization	(479,922)	144,710	(1)	—	(335,213)
Cut-off Adjustment (sales)	15,274	564	1,207	—	17,045
Other temporary differences	52,895	7,262	(7,197)	146	53,106
Deferred taxes, net	(444,113)	87,021	(12,427)	(191,403)	(560,922)

(1)	Changes in deferred tax balance sheet accounts that do not directly affect profit or loss are presented in a specific column within the financial statement notes. The primary adjustment relates to deferred taxes on Cash Flow Hedge operations recorded in other comprehensive income by the subsidiary Seara Alimentos and the pension plan in the United States of America.

(2)	The hedge and hedge accounting operations are demonstrated in Note 27 - Risk management and financial instruments.

(3)	For the three-month period ended March 31, 2025, changes in deferred tax balance sheet accounts that do not directly affect profit or loss are presented in a specific column within the financial statement notes. The primary adjustment relates to the transfer of tax losses and negative base of Social Contribution on Net Income (CSLL) from the indirect subsidiary Seara Alimentos and its indirect subsidiaries to JBS S.A. These tax losses were utilized to settle a tax assessment notice related to the taxation of foreign profits (TBU) for the 2016 calendar year. The assessment was upheld by a final decision from the Administrative Council of Tax Appeals (CARF) through a casting vote, which enabled full settlement with discounts on fines and interest through the utilization of these accumulated tax losses. Additionally, adjustments include deferred taxes on bargain purchase gains from Agro Alfa and Via Rovigo, as well as Cash Flow Hedge operations recorded in other comprehensive income by the subsidiary Seara Alimentos and the pension plan in the United States of America.

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

b. Reconciliation of income tax and social contribution expense:

	Three-month period ended March 31,
	2026	2025
Profit before taxes	308,693	694,104
Brazilian statutory corporate tax rate	(34)%	(34)%
Expected tax expense	(104,956)	(235,995)

Adjustments to reconcile taxable income tax expense (benefit):
Share of profit of equity-accounted investees	(1,234)	930
Non-taxable tax benefits (4)	57,752	50,922
Difference of tax rates on taxable income from foreign subsidiaries	13,064	24,705
Profits taxed by-foreign jurisdictions (5)	(22,561)	(112,681)
Current year deferred taxes not recognized and deferred taxes recognized from prior years	(2,105)	102,172
Non-taxable interest - Foreign subsidiaries	3,300	3,118
Donations and social programs (6)	(773)	—
SELIC interest on tax credits	802	27,623
Other permanent differences	(10,392)	1,436
Current and deferred income tax benefit (expense)	(67,103)	(137,770)

Current income tax	(33,770)	(224,791)
Deferred income tax	(33,333)	87,021
	(67,103)	(137,770)
Effective income tax rate	(21.74)%	(19.85)%

Additional information: analysis of the variation in the effective rate:

According to IAS 12, the effective average tax rate is calculated as the ratio between tax expense (income) and accounting profit. However, it is important to note that this rate may be influenced by transactions that affect the tax expense (income) but are not directly related to net income for the period. Examples of such transactions include the effects of unrecognized deferred taxes, income tax, and social contribution on the realization of the revaluation reserve, which, in our view, should be considered when analyzing the effective tax rate.

(4)	The Group and its subsidiaries have subsidies granted by state governments, as a presumed credit, in accordance with the regulations of each state. The amounts appropriated from this tax incentive as revenue in the income statement are excluded in the calculation of taxes on profit, when the requirements set out in current legislation are met.

(5)	The income from foreign subsidiaries must be taxed at the Brazilian statutory tax rate of 34%, and the income tax paid abroad by these subsidiaries may be used to compensate income taxes to be paid in Brazil. The results obtained from foreign subsidiaries are subject to taxation by the countries where they are based, according to applicable rates and legislation (profits taxed by-foreign jurisdictions included in the reconciliation of income tax and social contribution expense). The Group analyzes the results of each subsidiary for the application of its income tax legislation, in order to respect the treaties signed by Brazil and avoid double taxation.

(6)	Refers to the donations, as described in Note 26 – Expenses by nature.

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

Global Minimum Tax:

Starting from the 2024 calendar year, the Pillar II rules have come into effect in various countries, impacting multinational companies operating in those jurisdictions.

Since the Group operates in multiple jurisdictions that have implemented the global minimum tax from 2024, including Australia, Canada, France, Ireland, Luxembourg, Malta, the Netherlands, and the United Kingdom, the Company has assessed the potential impact of these regulations. Based on current assessments, the Company has not identified any significant tax exposure resulting from this tax for the three-month period ended March 31, 2026.

10 Investments in equity-accounted investees, associates and joint venture

Changes in the investments:

Refers to investments in associate and joint venture:

		Equity
	Participation	Balance at January 1, 2026	Disposal	Profit distribution	Exchange variation	Changes in the equity of investees	Proportionate share of income	Balance at March 31, 2026
Meat Snacks Partners, LLC (1)	50%	23,301	(29,429)	—	1,091	5,037	—	—
JBS Foods Ontario, Inc.	100%	18,751	—	—	1,009	(1,009)	49	18,800
Birla Societá Agricola Srl	20%	1,854	—	—	100	(137)	(7)	1,810
Mantiqueira Alimentos S.A. (2)	48.5%	128,874	—	(591)	8,016	(172)	144,677	280,804
Mantiqueira International B.V. (3)	48.5%	(1,168)	—	—	(108)	90	(6,304)	(7,490)
Total		171,612	(29,429)	(591)	10,108	3,809	138,415	293,924

		Equity
	Participation	Balance at January 1, 2025	Profit distribution	Changes in the equity of investees	Proportionate share of income	Balance at March 31, 2025
Meat Snacks Partners, LLC	50%	19,334	(1,943)	700	2,385	20,476
JBS Foods Ontario, Inc.	100%	17,372	—	—	361	17,733
Birla Societá Agricola Srl	20%	1,606	—	62	(11)	1,657
Total		38,312	(1,943)	762	2,735	39,866

(1)	In January 2026, JBS S.A. concluded the sale of its 50% equity interest in the joint venture Meat Snack Partners for the amount of US$42.8 million.

(2)	The Company, through its subsidiary JBS Holding, formalized on January 27, 2025, an agreement to acquire 48.5% of the total share capital and 50% of the voting shares of Mantiqueira Alimentos Ltda., a leading company in organic eggs (produced without antibiotics, hormones, and with free-range hens). The transaction received unconditional approval from CADE (Administrative Council for Economic Defense) on February 26, 2025 and was finalized on April 1st, 2025. On December 10, 2025 JBS N.V. received from JBS Participações S.A. 100% of the equity interest held in JBS Holding Ltda., as an in-kind dividend distribution. The transaction did not involve any cash outlay and was recorded at the carrying amount of the investment.

(3)	Mantiqueira International was incorporated on August 20, 2025, and is accounted for as a joint venture in which JBS N.V. holds a 48.5% equity interest. On November 14, 2025, JBS N.V., through its direct subsidiary Mantiqueira International and its indirect subsidiary Mantiqueira USA Inc., entered into an agreement to acquire 100% of the equity interests of Hickman’s Egg Ranch, one of the leading egg producers in the United States.

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

11 Property, plant and equipment

Changes in property, plant and equipment:

	Balance at January 1, 2026	Additions net of transfers(1)	Disposals	Depreciation expense	Exchange rate variation	Balance at March 31, 2026
Buildings	4,496,924	160,164	(31,659)	(76,728)	102,910	4,651,611
Land	1,168,187	20,927	(14,219)	—	32,842	1,207,737
Machinery and equipment	4,446,022	221,039	(12,268)	(173,977)	83,277	4,564,093
Facilities	867,977	37,788	(908)	(16,533)	46,846	935,170
Computer equipment	194,719	18,456	(305)	(16,497)	1,086	197,459
Vehicles (land and air)	371,819	22,880	(5,113)	(14,544)	13,114	388,156
Construction in progress	1,697,271	33,962	(1,633)	—	29,029	1,758,629
Other	402,739	10,092	(256)	(14,231)	1,644	399,988
	13,645,658	525,308	(66,361)	(312,510)	310,748	14,102,843

	Balance at January 1, 2025	Additions net of transfers(1)	Disposals	Depreciation expense	Exchange rate variation	Balance at March 31, 2025
Buildings	3,991,581	76,631	(2,279)	(60,711)	128,144	4,133,366
Land	1,060,288	2,617	(1,396)	—	46,584	1,108,093
Machinery and equipment	4,038,196	153,451	(719)	(155,514)	109,328	4,144,742
Facilities	682,348	29,983	(1,001)	(12,387)	53,315	752,258
Computer equipment	187,164	20,708	(1,205)	(14,153)	2,742	195,256
Vehicles (land and air)	275,582	30,778	(6,717)	(10,985)	12,091	300,749
Construction in progress	1,238,785	(69,170)	(1,194)	—	47,653	1,216,074
Other	306,936	22,780	(110)	(11,554)	3,902	321,954
	11,780,880	267,778	(14,621)	(265,304)	403,759	12,172,492

(1)	Additions for each category includes transfer from construction in progress during the period.

For the three-month period ended March 31, 2026, the amount of capitalized interest added to construction in progress and included in additions was US$11,009 (US$10,015 for the three-month period ended March 31, 2025).

The capitalization rate used on March 31, 2026 was 6.09% p.y. (7.46% p.y. for the three-month period ended March 31, 2025).

The Group tests the recoverability of its assets annually using the value-in-use concept through discounted cash flow models. The formal test is performed at the end of the fiscal year on December 31, and impairment indicators are monitored throughout the year. For the three-month period ended March 31, 2026, there were no indicators of impairment.

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

12 Leases

The Group uses the optional exemption to not recognize a right of use asset and lease liability for short term (less than 12 months) and low value leases. The average discount rate used for measuring lease liabilities was 5.98% p.y. for the three-month period ended March 31, 2026 (5.90% p.y. for the three-month period ended March 31, 2025).

12.1 Right of use asset

Changes in the right of use assets:

	Balance at January 1, 2026	Additions(1)	Terminated contracts	Amortization	Exchange rate variation	Balance at March 31, 2026
Growing facilities	652,811	34,564	(1,271)	(34,802)	19,988	671,290
Buildings	634,164	7,030	(213)	(26,184)	8,416	623,213
Vehicles (land)	186,396	8,218	(2,299)	(19,830)	1,925	174,410
Machinery and equipment	98,983	18,218	(225)	(13,492)	2,740	106,224
Operating plants	8,110	3,331	(334)	(756)	333	10,684
Land	18,441	6	—	(807)	213	17,853
Computer equipment	14,742	—	(54)	(1,250)	789	14,227
	1,613,647	71,367	(4,396)	(97,123)	34,406	1,617,901

	Balance at January 1, 2025	Additions(1)	Terminated contracts	Amortization	Exchange rate variation	Balance at March 31, 2025
Growing facilities	632,267	28,121	(5,529)	(36,082)	25,293	644,070
Buildings	638,981	7,319	(5,578)	(23,082)	15,627	633,267
Vehicles (land)	189,036	9,177	(3,402)	(17,685)	1,483	178,609
Machinery and equipment	106,597	8,116	(1,305)	(13,008)	4,942	105,342
Operating plants	8,622	507	—	(784)	622	8,967
Land	15,999	(4)	—	(623)	100	15,472
Computer equipment	5,371	(16)	—	(1,708)	391	4,038
Concession Agreement	—	3,771	—	(943)	50	2,878
	1,596,873	56,991	(15,814)	(93,915)	48,508	1,592,643

(1)	The additions have been reduce by the tax effect. The tax impact is US$(1,584) and US$(1,208) respectively as of March 31, 2026 and 2025.

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

12.2 Lease liabilities

	March 31, 2026	December 31, 2025

Undiscounted lease payments	2,204,819	2,187,436
Present value adjustment	(422,665)	(420,151)
	1,782,154	1,767,285
Breakdown:
Current liabilities	365,383	354,887
Non-current liabilities	1,416,771	1,412,398
	1,782,154	1,767,285

Changes in the lease liabilities:

	Balance at January 1, 2026	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	Balance at March 31, 2026
Lease liabilities	1,767,285	79,890	26,566	(124,016)	(5,243)	37,672	1,782,154

	Balance at January 1, 2025	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	Balance at March 31, 2025
Lease liabilities	1,734,029	71,466	25,038	(119,739)	(23,824)	58,816	1,745,786

The non-current portion of the lease liabilities schedule is as follows:

March 31, 2026
2027	273,511
2028	234,799
2029	197,101
2030	158,040
2031	177,000
Maturities after 2031	701,933
Total Future Minimum Lease Payments	1,742,384
Less: Imputed Interest	(325,613)
Present Value of Lease Liabilities	1,416,771

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

13 Intangible assets

Changes in intangible assets:

	Balance at January 1, 2026	Additions	Disposals	Amortization	Exchange rate variation	Balance at March 31, 2026
Amortizing:
Trademarks	295,217	968	—	(6,842)	(4,459)	284,884
Softwares	33,339	1,553	(72)	(2,192)	1,697	34,325
Customer relationships	358,275	—	—	(16,536)	(3,118)	338,621
Supplier contract	18,513	—	—	(936)	722	18,299
Others	6,391	7,276	(698)	(1,871)	365	11,463
Non-amortizing:
Trademarks	1,102,299	74	—	—	2,123	1,104,496
Water rights	11,558	3,200	—	—	84	14,842
	1,825,592	13,071	(770)	(28,377)	(2,586)	1,806,930

	Balance at January 1, 2025	Additions	Disposals	Amortization	Exchange rate variation	Balance at March 31, 2025
Amortizing:
Trademarks	293,519	300	—	(6,780)	10,339	297,378
Softwares	30,611	1,214	(984)	(1,597)	2,234	31,478
Customer relationships	408,149	685	—	(16,641)	5,789	397,982
Commercial rights assignment	—	—	—	—	9,177	9,177
Supplier contracts	20,548	—	—	(900)	1,023	20,671
Others	13,975	2,249	(3,773)	(1,647)	(8,164)	2,640
Non-amortizing:
Trademarks	1,025,095	94	—	—	29,612	1,054,801
Water rights	11,302	—	—	—	37	11,339
	1,803,199	4,542	(4,757)	(27,565)	50,047	1,825,466

14 Goodwill

Goodwill represents the positive difference between consideration paid to purchase a business and the net fair value of identifiable assets and liabilities of the acquired entity. Goodwill is recognized as an asset and included in “Goodwill” in the Statement of Financial Position. Goodwill is related to an expectation of future earnings of the acquired subsidiary after assets and liabilities are combined with the Group and cost savings resulting from synergies expected to be achieved upon the integration of the acquired business.

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

Changes in goodwill:

	March 31, 2026	December 31, 2025
Balance at the beginning of the period	5,852,575	5,417,134
Business combination adjustments	(8)	1,981
Exchange rate variation	114,088	433,460
Balance at the end of the period	5,966,655	5,852,575

CGU	March 31, 2026	December 31, 2025
Brazil Beef	1,737,733	1,648,358
Seara	716,732	680,005
USA Pork	694,534	694,534
Australia Smallgoods	313,493	306,082
Australia Meat	283,580	276,876
PPC - Fresh Poultry	470,898	479,404
PPC - Fresh Pork/Lamb	166,968	168,859
PPC - Food Service	182,545	185,841
PPC - Added Value	343,054	349,816
Others CGUs without significant goodwill (1)	1,057,118	1,062,800
Total	5,966,655	5,852,575

For the three-month period ended March 31, 2026 and 2025 there were no indications that goodwill within any CGU was impaired.

(1)	These correspond to 12 Cash Generating Units (CGUs) which, because their individual values are immaterial, have been grouped in the ‘Others’ category.

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

15 Trade accounts payable

	March 31, 2026	December 31, 2025
Domestic
Commodities	1,701,805	2,404,646
Materials and services	3,212,019	3,288,007
Finished products	101,456	89,482
Present value adjustment	(8,990)	(8,152)
	5,006,290	5,773,983
Foreign
Commodities	609	18,270
Materials and services	446,048	403,491
Finished products	370	2,356
	447,027	424,117

Total trade accounts payable	5,453,317	6,198,100

Supplier financing (1)
Domestic	1,150,595	1,128,538
Foreign	5,933	5,921
Total supplier financing	1,156,528	1,134,459
Total	6,609,845	7,332,559

(1)	The Group engage in supply chain financing transactions with top-tier financial institutions for domestic suppliers. It is important to emphasize that, apart from a non-significant extension of payment terms, there were no operational or commercial changes to the process. The supply chain financing transaction does not impact the prices charged by suppliers, maintaining the same pricing structure as before the transaction. Additionally, this operation does not impose any financial burden on the Company and its subsidiaries, as all financial costs are borne by the suppliers.

Commitment to Purchase for Future Delivery

The Group has cattle purchase commitments for future delivery established with certain suppliers, ensuring the acquisition of cattle at a fixed or to-be-determined price, without any cash impact on the Group. until the cattle are delivered and the transaction matures. Based on these future delivery contracts, suppliers can advance the transaction with banks under the supply chain financing arrangement. As of March 31, 2026, the amount related to this transaction was US$194,137 (US$140,956 as of December 31, 2025), and this transaction has been recorded as Supplier financing since its inception.

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

16 Loans and financing

	Average			Payment	Current		Non-current
Type	annual interest rate	Currency	Index	terms / non- current debt	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Foreign currency
Working capital - Dollar	3.92%	USD	SOFR	2030	13,083	9,859	1,749	1,832
CRA - Agribusiness Credit Receivable Certificates	5.36%	USD	—	2029	1,581	712	65,456	65,478
CRA - Agribusiness Credit Receivable Certificates	5.30%	USD	—	2029	510	510	18,807	18,788
CRA - Agribusiness Credit Receivable Certificates	5.49%	USD	—	2035	582	518	19,963	20,024
Export credit note	4.94%	USD	SOFR	2026	258,006	254,903	—	—
Others	5.77%	Several	Several	Several	1,266	1,026	1,071	1,967

					275,028	267,528	107,046	108,089
Local currency
Notes 2.50% JBS Lux 2027	2.50%	USD	—	2027	552	1,207	105,377	105,257
Notes 3.00% JBS Lux 2029	3.00%	USD	—	2029	2,900	7,350	592,187	591,547
Notes 3.75% JBS Lux 2031	3.75%	USD	—	2031	6,111	1,438	489,685	489,565
Notes 3.00% JBS Lux 2032	3.00%	USD	—	2032	11,250	3,667	985,530	984,999
Notes 3.63% JBS Fin 2032	3.63%	USD	—	2032	7,316	15,998	957,754	957,352
Notes 5.75% JBS Lux 2033	5.75%	USD	—	2033	47,508	23,356	1,631,467	1,630,496
Notes 6.75% JBS Lux 2034	6.75%	USD	—	2034	4,239	29,387	1,488,529	1,487,988
Notes 5.95% JBS USA 2035	5.95%	USD	—	2035	26,444	11,404	987,785	987,336
Notes 5.50% JBS Lux 2036	5.50%	USD	—	2036	14,323	33,611	1,231,982	1,231,402
Notes 4.38% JBS Lux 2052	4.38%	USD	—	2052	6,344	16,078	888,210	888,144
Notes 6.50% JBS Lux 2052	6.50%	USD	—	2052	33,261	7,826	1,527,007	1,526,891
Notes 7.25% JBS Lux 2053	7.25%	USD	—	2053	24,469	7,975	883,891	883,791
Notes 6.38% JBS USA 2055	6.38%	USD	—	2055	4,648	16,469	731,038	730,804
Notes 6.25% JBS Lux 2056	6.25%	USD	—	2056	6,293	38,194	1,235,326	1,235,094
Notes 6.38% JBS Lux 2066	6.38%	USD	—	2066	47,281	31,167	984,299	984,113
Notes 4.25% PPC 2031	4.25%	USD	—	2031	15,508	6,955	787,563	787,139
Notes 3.50% PPC 2032	3.50%	USD	—	2032	2,536	10,320	893,193	892,925
Notes 6.25% PPC 2033	6.25%	USD	—	2033	14,254	28,508	911,289	910,910
Notes 6.88% PPC 2034	6.88%	USD	—	2034	12,891	4,201	487,973	487,594
Working Capital - Euros	2.25%	EUR	Euribor	2026 - 28	37,709	38,159	15,306	14,343
Working Capital - Pounds	5.65%	GBP	—	2026	5,347	9,557	—	—
CDC - Direct credit to consumers	14.99%	BRL	—	2026	293	907	—	—
Livestock financing	9.00%	BRL	—	2035	396	211	11,496	10,904
Livestock financing - Pre	14.65%	BRL	CDI	2026	124,547	114,282	—	—
Livestock financing	14.65%	BRL	CDI	2026	251	410	—	—
CRA - Agribusiness Receivables Certificates	15.45%	BRL	CDI	2028	350	2,319	54,727	51,912
CRA - Agribusiness Receivables Certificates	7.45%	BRL	IPCA	2029 - 65	34,151	26,262	2,292,482	2,138,931
Rivalea ING Credit Facility	5.20%	AUD	BBSN	—	303	—	68,745	—
PPC Term Loan Revolving Credit Facility	3.50%	USD	—	—	27,169	33,701	—	—
Primo ANZ Credit Facility	5.25%	AUD	BBSN	—	142	—	36,590	—
Others	4.68%	Several	Several	—	46,306	44,638	138,377	139,957
					565,092	565,557	20,417,808	20,149,394

					840,120	833,085	20,524,854	20,257,483

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

Average annual interest rate: Refers to the weighted average nominal cost of interest at the reporting date. The loans and financings are fixed by a fixed rate or indexed to rates: CDI, Euribor, SOFR, IPCA, among others.

On March 31, 2026, the availability under Brasil revolving credit facilities was US$500 million and on December 31, 2025 US$500 million. In the United States the revolving credit facilities on March 31, 2026, was US$2.9 billion and on December 31, 2025 US$3.0 billion.

The non-current portion of the principal payment schedule of loans and financing is as follows:

Maturity	March 31, 2026

2027	236,295
2028	116,163
2029	648,528
2030	156,621
2031	1,368,559
Maturities after 2031	17,998,688
20,524,854

16.1 Guarantees and contractual restrictions (“covenants”)

The Group was in compliance with all of its debt financial covenant restrictions on March 31, 2026 and until the date that these interim financial statements were approved.

17 Income and other taxes payable

	March 31, 2026	December 31, 2025

Taxes payable in installments	28,927	25,548
PIS / COFINS tax payable	19,207	17,956
ICMS / VAT / GST tax payable	43,298	45,662
Withholding income taxes	380,112	348,917
Others	107,965	122,603
Subtotal	579,509	560,686
Income taxes payable	163,661	288,030
Total	743,170	848,716

Breakdown:
Current liabilities	322,780	440,989
Non-current liabilities	420,390	407,727
	743,170	848,716

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

18 Payroll and social charge

	March 31, 2026	December 31, 2025

Social charges in installments	292,436	284,915
Bonus and vacation along with related social charges	765,898	929,070
Salaries and related social charges	510,463	617,129
Others	28,035	17,110
	1,596,832	1,848,224
Breakdown:
Current liabilities	1,291,550	1,560,159
Non-current liabilities	305,282	288,065
	1,596,832	1,848,224

19 Provisions for legal proceedings

The Group is party to several lawsuits arising in the ordinary course of business for which provisions are recognized for those deemed probable based on estimated costs determined by management as follows:

Breakdown:

	March 31, 2026	December 31, 2025
Current liabilities	231,209	159,217
Non-current liabilities	219,022	209,358
	450,231	368,575

	March 31, 2026				December 31, 2025
	Labor	Civil	Tax and Social Security	Total	Labor	Civil	Tax and Social Security	Total
Brazil	105,394	61,554	51,983	218,931	97,504	59,075	52,700	209,279
USA	—	143,009	88,200	231,209	—	71,017	88,200	159,217
Others jurisdictions	81	—	10	91	69	—	10	79
Total	105,475	204,563	140,193	450,231	97,573	130,092	140,910	368,575

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

19.1 Labor - Changes in provisions:

Jurisdiction	Balance at January 1, 2026	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at March 31, 2026
Brazil	97,504	22,568	(23,534)	3,553	5,303	105,394
Other jurisdictions	69	10	—	—	2	81
Total	97,573	22,578	(23,534)	3,553	5,305	105,475

Jurisdiction	Balance at January 1, 2025	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at March 31, 2025
Brazil	87,075	12,187	(14,107)	1,948	6,825	93,928
Other jurisdictions	52	38	—	—	(37)	53
Total	87,127	12,225	(14,107)	1,948	6,788	93,981

19.2 Civil - Changes in provisions:

Jurisdiction	Balance at January 1, 2026	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at March 31, 2026
Brazil	59,075	4,269	(5,308)	320	3,198	61,554
USA	71,017	74,645	(2,653)	—	—	143,009
Total	130,092	78,914	(7,961)	320	3,198	204,563

Jurisdiction	Balance at January 1, 2025	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at March 31, 2025
Brazil	59,796	831	(4,735)	2,076	4,654	62,622
USA	280,804	83,549	(139,709)	—	1	224,645
Others jurisdictions	44	18	(1)	—	(16)	45
Total	340,644	84,398	(144,445)	2,076	4,639	287,312

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

Civil legal proceedings (probable loss):

United States

The civil legal proceedings involve class-action lawsuits alleging violations of federal and state antitrust laws, as well as laws governing unfair competition, unjust enrichment, unusual business practices, and consumer protection related to beef, pork and chicken sales, as well as Canada and US State Matters.

The Group, together with its legal department and external counsel, continues to monitor the progress of the antitrust cases and believes that the accounting provisions recorded as of the date of these unaudited condensed consolidated financial information are sufficient to cover the associated risk.

19.3 Tax and Social Security - Changes in provisions:

Jurisdiction	Balance at January 1, 2026	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at March 31, 2026
Brazil	52,700	(4,675)	(789)	1,914	2,833	51,983
USA	88,200	—	—	—	—	88,200
Other jurisdictions	10	—	—	—	—	10
Total	140,910	(4,675)	(789)	1,914	2,833	140,193

Jurisdiction	Balance at January 1, 2025	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at March 31, 2025
Brazil	68,516	(3,560)	(534)	4,982	5,386	74,790
Other jurisdictions	1,176	507	(507)	—	(449)	727
Total	69,692	(3,053)	(1,041)	4,982	4,937	75,517

Legal proceedings (possible loss):

In the three-month period ended March 31, 2026, the Company did not identify any significant changes in the amount of the legal proceedings which the probability of loss is considered possible.

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

Brazil

a.	Profits Abroad

Between the calendar years 2006 and 2021, the Company was assessed for charges related to the taxation of profits earned abroad that allegedly should have been included in the IRPJ and CSLL tax base, also encompassing disallowances of tax payment slips paid by foreign subsidiaries, under the argument that they could not have been used to offset IRPJ and CSLL due in Brazil. These assessments also include the imposition of default penalties, isolated fines, and interest. The Company clarifies that a significant portion of the IRPJ and CSLL charges on foreign profits relates to earnings from subsidiaries located in jurisdictions with which Brazil has tax treaties to avoid double taxation. Additionally, a relevant portion of the charges involves disputes regarding formal requirements imposed by tax authorities for the consolidation of foreign subsidiary results, whether direct or indirect. The Company disagrees with the criteria applied by the tax authorities and has filed a defense. For nearly all of the assessed amounts, the Company is defending itself in the administrative sphere and is awaiting judgment. Management assessed relevant tax decisions to identify potential discrepancies with the tax positions adopted by the Company. Based on this analysis and considering legal opinions and applicable case law, a provision of US$649 million was recognized regarding differences in the tax treatment of profits from subsidiaries in countries with international treaties, recorded and reducing the heading of recoverable taxes, reflecting the probability of future realization of these amounts.

20 Equity

a.	Share capital: On March 31, 2026, the Group’s share capital consisted of 814,216,001 class A common shares and 294,842,184 class B common shares, totaling US$41,560. (US$35,114 on December 31, 2025).

b.	Share Premium: On March 31, 2026, the Group’s capital reserve amounted to US$8,319,267 (US$7,310,818 on December 31, 2025).

b.1	Allocation of results: On March 25, 2026, the Board of Directors approved the allocation of the 2025 fiscal year results, totaling US$2,085,772, to the Share Premium.

c.1	Dividends: On March 25, 2026, the Board of Directors of JBS N.V. approved the payment of dividends of US$1.00 per share, totaling US$1,070,877 to be paid on June 17, 2026. Shareholders of record as of the close of trading on May 18, 2026, shall be entitled to receive the dividends.

d.1	Non-controlling interest: Material non-controlling interest as of March 31, 2026 consisted of the 17.8% (17.7% as of December 31, 2025), of PPC common stock not owned by JBS USA. JBS USA’s voting rights in PPC are limited to 82.2% as of March 31, 2026 (82.3% as of December 31, 2025) of the total. The profit allocated to the PPC non-controlling interest was US$20,091 and US$54,679 for the three-month period ended March 31, 2026 and 2025, respectively. The accumulated non-controlling interest in PPC was US$797,568 as of March 31, 2026 (US$790,254 as of December 31, 2025). For the three-month period ended March 31, 2026, purchase of treasury stock by PPC was nil (nil for the three-month period ended March 31, 2025). Below are the PPC total net sales, net income, cash provided by operations, total assets and total liabilities for the periods indicated.

	Three month period ended March 31,
	2026	2025

Net Revenue	4,532,633	4,463,009
Net Income	101,450	296,033
Net cash provided by operating activities	140,818	126,891

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

	March 31, 2026	December 31, 2025

Total assets	10,202,688	10,343,530
Total liabilities	6,466,195	6,649,799
Total equity	3,736,493	3,693,731

21 Net revenue

	Three-month period ended March 31,
	2026	2025
Domestic sales	16,160,712	14,609,063
Export sales	5,447,913	4,917,457
NET REVENUE	21,608,625	19,526,520

21.1 Contract balances - Advances from customer

Customer advance revenues are related to payments received in advance of satisfying the performance obligation under the contract. Moreover, a contract liability is recognized when the Group has an obligation to transfer products to a customer from whom the consideration has already been received. The recognition of the contractual liability occurs at the time when the consideration is received and settled. The Group recognizes revenue upon fulfilling the related performance obligation. Contract liabilities are presented as advances from customers in the statement of financial position.

The following table provides information about trade accounts receivable and contract liabilities from contracts with customers:

	Note	March 31, 2026	December 31, 2025
Trade accounts receivable	4	3,877,391	4,231,924
Contract liabilities		(498,107)	(344,423)
Total customer contract revenue		3,379,284	3,887,501

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

22 Net finance expense

	Three-month period ended March 31,
	2026	2025
Gains / (losses) from exchange rate variation	86,125	51,843
Fair value adjustments on derivatives	20,064	20,227
Interest expense (1)	(469,543)	(414,739)
Interest income (2)	65,987	163,591
Bank fees and others	(16,843)	(12,468)
	(314,210)	(191,546)

Financial income	172,176	235,660
Financial expense	(486,386)	(427,206)
Net finance expense	(314,210)	(191,546)

(1)	For the three-month period ended March 31, 2026 and 2025, the amounts of US$362,605 and US$315,204, refers to interest expenses from loans and financings expenses.

(2)	For the three-month period ended March 31, 2026 and 2025, the amounts of US$34,210 and US$54,935, respectively, refers to interest income from short investments.

23 Earnings per share

	Three-month period ended March 31,
	2026	2025
Net income attributable to Company shareholders	220,594	500,224
Weighted average - common shares outstanding (basic) (1)	1,070,876,863	1,070,876,863
Weighted average - common shares outstanding (diluted) (1)	1,077,906,376	1,070,876,863

Basic earnings per share - (US$)	0.21	0.47
Diluted earnings per share - (US$)	0.20	0.47

(1)	The weighted average number of common shares outstanding for 2025 was respectively adjusted to reflect the 2026 share structure for comparability.

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

24 Share-based compensation

The Group revised its compensation plans in 2026, modifying the previously existing structure and adopting a new share-based compensation model.

Under the previous variable compensation plan granted to certain officers and executives, compensation was linked to the appreciation in the Group’s shares and settled in cash. Following the modification of the plans, the Group began settling such compensation through the delivery of JBS N.V. shares.

Additionally, the Group implemented an additional share-based award for certain executives, which will vest and be settled in a single tranche during fiscal year 2026.

As a result of these plans, the Group recognized an expense of US$36.6 million as of March 31, 2026.

25 Operating segments

The Group’s Management has defined operating segments based on the reports that are used to make strategic decisions, analyzed by the Chief Operating Decision Maker (CODM) - our Chief Executive Officer (CEO), there are seven reportable segments: Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride, Australia and Miscellaneous segments. The segment performance is evaluated by the CODM, based on Adjusted EBITDA.

Adjusted EBITDA consists of profit or loss before taxes, applying the same accounting policies described in these financial statements, except for the following adjustments as described below: exclusion of net finance expense, exclusion of depreciation and amortization expenses, exclusion of share of profit of equity-accounted investees, net of tax, exclusion of antitrust agreements expenses, exclusion of donations and social programs expenses, exclusion of impairment of assets, exclusion of restructuring expenses and exclusion of certain other operating income (expenses).

Brazil: this segment includes all the operating activities of the Group, mainly represented by slaughter facilities, cold storage and meat processing, fat, feed and production of cattle by-products such as leather, collagen and other products produced in Brazil. Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chains.

Seara: this segment includes all the operating activities of Seara and its subsidiaries, mainly represented by chicken and pork processing, production and commercialization of food products and value-added products. Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chains.

Beef North America: this segment includes JBS USA beef processing operations in North America and the plant-based businesses in Europe. Beef also sells by-products to the variety meat, feed processing, fertilizer, automotive and pet food industries and also produces value-added meat products including toppings for pizzas. Finally, Sampco LLC imports processed meats and other foods such as canned fish, fruits and vegetables to the US and Vivera produces and sells plant-based protein products in Europe.

Pork USA: this segment includes JBS USA’s pork operations, including Swift Prepared Foods. Revenues are generated from the sale of products predominantly to retailers of fresh pork including trimmed cuts such as loins, roasts, chops, butts, picnics and ribs. Other pork products, including hams, bellies and trimmings, are sold predominantly to further processors who, in turn, manufacture bacon, sausage, and deli and luncheon meats. In addition, revenues are generated from the sale of case ready products, including the recently acquired TriOak business. As a complement to our pork processing business, we also conduct business through our hog production operations, including thirty-one hog farms and eight feed mills, from which, JBS Lux will source live hogs for its pork processing operations.

Pilgrim’s Pride: this segment includes PPC’s operations, including Moy Park, Tulip and Pilgrim’s Consumer Foods as well, mainly represented by chicken processing, production and commercialization of food products and prepared foods in the United States of America, Mexico, United Kingdom and France. The fresh chicken products consist of refrigerated (non-frozen) whole or cut-up chicken, either pre-marinated or non-marinated, and pre-packaged chicken in various combinations of freshly refrigerated, whole chickens and chicken parts. The prepared chicken products include portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. In addition, these products are breaded or non-breaded and either pre-marinated or non-marinated. The segment also generates revenue from the sale of prepared pork products through PPL, a subsidiary acquired by PPC in October 2019. The segment includes PPC’s PFM subsidiary, acquired in September 2021, and generates revenues from branded and private label meats, meat snacks, food-to-go products, and ethnic chilled and frozen ready meals.

Australia: This segment includes our fresh, frozen, value-added and branded beef, lamb, pork and fish products in Australia and New Zealand. The majority of our beef revenues from our operations in Australia are generated from the sale of fresh beef products (including fresh and frozen chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, offal and other products). This segment also sells value-added and branded beef products (including frozen cooked and pre-cooked beef, corned cooked beef, beef cubes and consumer-ready products, such as hamburgers and sausages). This segment also operates lamb, pork, and fish, processing facilities in Australia and New Zealand including Huon and Rivalea businesses. JBS Australia also generates revenues through their cattle hoteling business. We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales.

Miscellaneous (previously labeled as “others”): includes certain operations not directly attributable to the primary segments, such as corporate expenses, international leather operations and other operations in Europe.

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

There are no revenues arising out of transactions with any single customer that represents 10% or more of the total revenues.

The Group manages its loans and financing and income taxes at the corporate level and not by segment.

The information by consolidated operational segments is as follows:

	Three-month period ended March 31, 2026
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Miscellaneous	Total reportable segments	Elimination (*)	Total
Net revenue	3,788,840	2,379,293	7,166,565	2,031,663	4,529,387	2,144,898	298,788	22,339,434	(730,809)	21,608,625
Adjusted EBITDA (1)	167,692	369,259	(266,759)	274,116	449,657	132,760	6,607	1,133,332	—	1,133,332

	Three-month period ended March 31, 2025
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Miscellaneous	Total reportable segments	Elimination (*)	Total
Net revenue	3,169,982	2,150,468	6,421,610	2,001,663	4,459,422	1,621,529	118,366	19,943,040	(416,520)	19,526,520
Adjusted EBITDA (1)	131,078	425,693	(100,473)	247,302	660,201	160,355	3,571	1,527,727	—	1,527,727

(*)	Includes intercompany and intersegment transactions.

(1)	The Adjusted EBITDA is reconciled with the consolidated operating profit, as follows:

	Three-month period ended March 31,
	2026	2025
Profit before taxes	308,693	694,104
Share of profit of equity-accounted investees, net of tax	(138,415)	(2,735)
Net finance expense	314,210	191,546
Depreciation and amortization	617,488	535,648
Antitrust agreements (1)	24,644	79,549
Donations and social programs (2)	535	527
Impairment of assets (3)	—	5,662
Restructuring (4)	2,783	17,002
Other operating income (expense), net (5)	3,394	6,424
Total Adjusted EBITDA for operating segments	1,133,332	1,527,727

(1)	Refers to the Agreements entered by JBS USA and its subsidiaries.
(2)	Refers to the donations, substantially composed of the Fundo JBS pela Amazônia.
(3)	This mainly refers to the impairment of fixed assets and the impairment of recoverable tax credits.
(4)	Refers to the project implementation of multiple restructuring initiatives mainly in the indirect subsidiary Pilgrim’s Pride Corporation (PPC), which are registered as Other expenses, as well as other non-significant restructuring projects that are registered as General and administrative expenses.
(5)	Refers to several adjustments basically in JBS USA’s jurisdiction such as third-party advisory expenses related to acquisitions, insurance recovery, among others.

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

The net revenue and total assets are present below segregated by geographic area considering facilities location as additional information.

	Three-month period ended March 31, 2026
	United States of America (2)	Mexico and Canada	Brazil (3)	Australia	Europe	Minor regions	Total	Intercompany elimination (1)	Total
Net revenue	10,918,381	1,602,725	5,983,679	1,858,803	1,652,442	186,744	22,202,774	(594,149)	21,608,625

	Three-month period ended March 31, 2025
	United States of America (2)	Mexico and Canada	Brazil (3)	Australia	Europe	Minor regions	Total	Intercompany elimination (1)	Total
Net revenue	10,279,449	1,415,905	5,119,173	1,436,247	1,461,712	90,258	19,802,744	(276,224)	19,526,520

	March 31, 2026
	United States of America (2)	Mexico and Canada	Brazil (3)	Australia	Europe	Minor regions	Total	Intercompany elimination (1)	Total
Total assets	13,866,782	3,212,446	15,915,986	4,000,411	8,594,795	438,934	46,029,354	(849,055)	45,180,299

	December 31, 2025
	United States of America (2)	Mexico and Canada	Brazil (3)	Australia	Europe	Minor regions	Total	Intercompany elimination (1)	Total
Total assets	13,940,917	5,468,199	15,934,286	4,350,848	5,645,073	435,728	45,775,051	(618,565)	45,156,486

(1)	Includes intercompany and intersegment transactions.

(2)	Amounts previously disclosed under the ‘North and Central America’ geographic area are now presented disaggregated into two distinct geographic areas: ‘United States of America’ and ‘Mexico and Canada’. This disaggregation was performed retrospectively for information comparability purposes.

(3)	Amounts previously disclosed under the 'South America' geographic area are now presented on a disaggregated basis, with 'Brazil' identified as a standalone due to its operational significance. Remaining countries in the region are now grouped under 'Minor regions'. Accordingly, comparative information for prior periods has been restated to conform to the current period's presentation, ensuring consistency and comparability.

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

26 Expenses by nature

Expenses by nature are disclosed as follows:

	Three-month period ended March 31,
	2026	2025
Cost of sales
Cost of inventories, raw materials and production inputs	(16,447,846)	(14,344,924)
Salaries and benefits	(2,291,793)	(2,082,712)
Depreciation and amortization	(544,398)	(474,333)
	(19,284,037)	(16,901,969)

Selling
Freights and selling expenses	(1,011,303)	(930,585)
Salaries and benefits	(152,331)	(132,653)
Depreciation and amortization	(24,002)	(18,469)
Advertising and marketing	(87,960)	(77,812)
Commissions	(23,355)	(17,519)
Net impairment losses	(3,595)	(10,559)
	(1,302,546)	(1,187,597)

General and administrative
Salaries and benefits	(311,708)	(282,862)
Fees, services held and general expenses	(165,689)	(147,400)
Depreciation and amortization	(49,088)	(42,842)
DOJ - departament of justice and Antitrust agreements	(24,644)	(79,548)
Donations and social programs (1)	(4,495)	(3,775)
	(555,624)	(556,427)

(1)	Refers to donations made to Instituto J&F regarding improvements on school’s building, the social program “Fazer o Bem Faz Bem” created by the Group to support actions for social transformation where the indirect subsidiary JBS S.A. is present and donations to Fundo JBS Pela Amazônia.

For the three-month period ended March 31, 2026, the Group incurred expenses with internal research and development, in the amount of US$1,167 (US$1,189 for the three-month period ended March 31, 2025).

26.1 Other income and expenses

Other Income: For the three-month period ended March 31, 2026, the Group has recorded other income totaling US$41,684 (US$30,345 for the three-month period ended March 31, 2025), primarily related to gains on asset sales amounting to US$25,527 (US$16,055 for the three-month period ended March 31, 2025), tax credits from prior periods totaling US$2,135 (US$1,646 for the three-month period ended March 31, 2025), rental income totaling US$1,683, carbon credits totaling US$2,439 among other non-significant items.

Other Expenses: For the three-month period ended March 31, 2026, the Group has recorded other expenses totaling US$23,614 (US$27,957 for the three-month period ended March 31, 2025), mainly related to restructuring expenses amounting to US$2,439 (US$17,002 for the three-month period ended March 31, 2025), losses on asset sales totaling US$21,640 (US$3,994 for the three-month period ended March 31, 2025), among other non-significant items.

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

27 Risk management and financial instruments

Financial instruments are recognized in the consolidated financial statements as follows:

	Notes	March 31, 2026	December 31, 2025
Assets
Fair value through profit or loss (1)
Financial / Overnight investments	3	1,577,850	1,887,853
National treasury bills	3	154,015	123,204
Derivative assets		142,463	155,441
Fair Value through Other Comprehensive Income
Investment in financial assets at fair value	3	26,973	49,908
Derivative assets		2,234	161
Amortized cost (2)
Cash at banks	3	1,624,299	2,557,740
CME Margin investments	3	70,466	105,993
Trade accounts receivable	4	3,877,391	4,231,924
Dividends Receivable		2,550	1,465
Related party receivables	8	31,398	41,231
Financial investments	3	49,224	45,780
Total		7,558,863	9,200,700
Liabilities
Amortized cost (2)
Loans and financing	16	(21,364,974)	(21,090,568)
Trade accounts payable and supply chain finance	15	(6,609,845)	(7,332,559)
Debt with related party	8	(176,220)	(190,998)
Lease	12.2	(1,782,154)	(1,767,285)
Dividends Payable		(1,071,287)	—
Fair value through profit or loss
Derivative liabilities		(209,648)	(267,214)
Fair value through Other Comprehensive Income
Derivative liabilities		(4,377)	(3,567)
Total		(31,218,505)	(30,652,191)

(1)	CDBs are updated at the effective rate but have a short-term and negotiated with financial institutions, and their recognition is similar to fair value; (ii) national treasury bill is recognized according to market value.
(2)	Loans and receivables are classified as amortized cost; the accounts receivable are short-term and net from expected losses.

Fair value of assets and liabilities: The Group determines fair value measurements in accordance with the hierarchical levels that reflect the significance of the inputs used in the measurement, with the exception of those maturing at short term, equity instruments without an active market and contracts with discretionary characteristics that the fair value can not be measured reliably, according to the following levels:

Level 1 - Quoted prices in active markets (unadjusted) for identical assets or liabilities;

Level 2 - Inputs other than Level 1, in which prices are quoted for similar assets and liabilities, either directly by obtaining prices in active markets or indirectly through valuation techniques that use data from active markets.

	March 31, 2026			December 31, 2025
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Financial investments/Overnight investments	—	1,577,850	1,577,850	—	1,887,853	1,887,853
National treasury bills	154,015	—	154,015	123,204	—	123,204
Derivative assets	—	144,697	144,697	—	155,602	155,602
Investment in financial assets at fair value	26,973	—	26,973	49,908	—	49,908

Financial liabilities
Derivative liabilities	—	214,025	214,025	—	270,781	270,781

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

Fair value of assets and liabilities carried at amortized cost: The fair value of the Notes under Rule 144-A and Regulation S, are estimated using the closing sale price of these securities informed by a financial newswire on March 31, 2026 and December 31, 2025, considering there is an active market for these financial instruments. The book value of the remaining fixed-rate loans approximates fair value since the interest rate market, the Group’s credit quality, and other market factors have not significantly changed since entering into the loans. The book value of variable-rate loans and financings approximates fair value given the interest rates adjusted for changes in market conditions and the quality of the Group’s credit rating has not substantially changed. For all other financial assets and liabilities, book value approximates fair value due to the short duration of the instruments. The following details the estimated fair value of loans and financings:

	March, 2026			December 31, 2025
Descrição	Principal	Price (% of the Principal)	Fair value	Principal	Price (% of the Principal)	Fair value
Notes 2.50% JBS Lux 2027	105,951	98.25%	104,097	105,951	98.06%	103,892
Notes 3.00% JBS Lux 2029	599,957	95.58%	573,409	599,957	96.35%	578,071
Notes 3.75% JBS Lux 2031	493,000	92.95%	458,234	493,000	95.08%	468,720
Notes 3.00% JBS Lux 2032	1,000,000	88.27	882,680	1,000,000	89.95%	899,470
Notes 3.63% JBS Fin 2032	968,780	91.84%	889,766	968,780	93.80%	908,754
Notes 5.75% JBS Lux 2033	1,661,675	102.55%	1,704,114	1,661,675	104.55%	1,737,298
Notes 6.75% JBS Lux 2034	1,507,046	108.36%	1,632,990	1,507,046	110.61%	1,666,974
Notes 4.38% JBS Lux 2052	900,000	75.55%	679,959	900,000	77.73%	699,579
Notes 6.50% JBS Lux 2052	1,548,000	100.65%	1,558,139	1,548,000	103.12%	1,596,236
Notes 7.25% JBS Lux 2053	900,000	109.37%	984,357	900,000	111.95%	1,007,559
Notes 4.25% PPC 2031	796,158	95.09%	757,067	796,158	97.40%	775,458
Notes 3.50% PPC 2032	899,600	90.05%	810,108	899,600	92.44%	831,572
Notes 6.25% PPC 2033	922,521	103.57%	955,446	922,521	107.19%	988,878
Notes 6.87% PPC 2034	500,000	107.35%	536,725	500,000	111.15%	555,740
Notes 5.95% JBS USA 2035	1,000,000	102.56%	1,025,600	1,000,000	105.29%	1,052,860
Notes 6.37% JBS USA 2055	750,000	99.36%	745,170	750,000	102.06%	765,428
Notes 5.50% JBS Lux 2036	1,250,000	99.15%	1,239,400	1,250,000	101.85%	1,273,175
Notes 6.25% JBS Lux 2056	1,250,000	97.06%	1,213,288	1,250,000	99.90%	1,248,738
Notes 6.38% JBS Lux 2066	1,000,000	96.70%	966,950	1,000,000	99.88%	998,780
	18,052,688		17,717,499	18,052,688		18,157,182

Risk management:

In its operational routine, the Group is exposed to various market, credit, and liquidity risks. These risks are disclosed in the financial statements as of December 31, 2025. There were no changes in the nature of these risks during the current quarterly reporting period. The following section presents the risks and operations to which the Group is exposed in the current period. Additionally, a sensitivity analysis is provided for each type of risk, showing the potential impact on Financial Results under hypothetical changes: CDI and other rates at 25% and 50%, and currency and commodity exposure at 15% and 30% in the relevant risk variables. For the probable scenario, the Company deems it appropriate to use the Value at Risk (VaR) methodology with a 99% confidence interval (CI) and a one-day horizon.

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

a. Interest rate risk

The Group understands that the quantitative data referring to the Group’s interest rate exposure risk on March 31, 2026 and December 31, 2025, are in accordance with the Financial and Commodity Risk Management Policy and are representative of the exposure incurred during the period. For informational purposes and in accordance with our Financial and Commodities Risk Management Policy, the notional amounts of assets and liabilities exposed to floating interest rates are presented below:

	March 31, 2026	December 31, 2025
Net exposure to the CDI/FED rate:
CRA - Agribusiness Credit Receivable Certificates	(55,076)	(54,231)
Credit note - export	(251)	(410)
Rural - Credit note - Prefixed	(124,547)	(114,282)
Related party transactions	(117,865)	(105,892)
CDB-DI (Bank certificates of deposit)	809,856	727,695
CME Margin investments	70,466	105,760
Treasury bills	92,114	75,286
Subtotal	674,697	633,926
Derivatives (CDI)	13,487	—
Derivatives (Swap)	(670,166)	(922,938)
Total	18,018	(289,012)

Net exposure to the IPCA rate:
Treasury bills	61,901	47,920
CRA - Agribusiness Credit Receivable Certificates	(2,326,633)	(2,165,193)
Related party transactions	(26,957)	(43,875)
Subtotal	(2,291,689)	(2,161,148)
Derivatives (Swap)	582,964	805,029
Total	(1,708,725)	(1,356,119)

Liabilities exposure to the SOFR rate:
Export credit note	(258,006)	(254,903)
Working Capital - USD	(14,832)	(11,691)
Total	(272,838)	(266,594)

Liabilities exposure to the Euribor rate:
Working Capital - EUR	(53,015)	(55,348)
Total	(53,015)	(55,348)

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

Sensitivity analysis:

			Scenario (I) VaR 99% I.C. 1 day		Scenario (II) Interest rate variation - 25%		Scenario (III) Interest rate variation - 50%
Contracts exposure	Risk	Current scenario	Rate	Effect on income	Rate	Effect on income	Rate	Effect on income
CDI	Depreciation	14.65%	14.59%	(11)	10.99%	(660)	7.33%	(1,320)
IPCA	Appreciation	3.81%	3.82%	(90)	4.76%	(16,284)	5.72%	(32,551)
SOFR	Appreciation	3.68%	3.68%	(11)	4.60%	(2,510)	5.52%	(5,020)
Euribor	Appreciation	2.87%	2.87%	(1)	3.59%	(380)	4.31%	(761)
				(113)		(19,834)		(39,652)

			March 31, 2026				December 31, 2025
Instrument	Risk factor	Maturity	Notional	Fair value (Asset) US$	Fair value (Liability) US$	Fair value	Notional	Fair value (Asset) US$	Fair value (Liability) US$	Fair value
Swap	IPCA	2027	187,456	225,294	(240,127)	(14,833)	177,815	205,191	(220,189)	(14,998)
Swap	IPCA	2031	30,977	42,756	(51,242)	(8,486)	30,309	40,605	(48,349)	(7,744)
Swap	IPCA	2032	58,021	67,009	(77,245)	(10,236)	125,573	152,936	(178,835)	(25,899)
Swap	IPCA	2034	69,934	80,386	(91,077)	(10,691)	139,033	148,563	(158,375)	(9,812)
Swap	IPCA	2037	126,003	167,519	(210,475)	(42,956)	200,113	257,734	(317,190)	(59,456)
			472,391	582,964	(670,166)	(87,202)	672,843	805,029	(922,938)	(117,909)

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

b. Exchange rate risk:

Below are presented the risks related to the most significant exchange rates fluctuation given the relevance of these currencies in the Group’s operations and the stress analysis scenarios and VaR to measure the total exposure as well as the cash flow risk with B3 and the Chicago Mercantile Exchange. The Group discloses these exposures considering the fluctuations of a exchange rate in particular towards the functional currency of each subsidiary.

	USD		EUR		GBP
	31.03.26	31.12.25	31.03.26	31.12.25	31.03.26	31.12.25
OPERATING
Cash and cash equivalents	1,386,050	1,976,408	94,179	102,128	17,083	36,591
Margin cash	7,475	4,747	—	—	—	—
Trade accounts receivable	1,088,048	1,173,182	257,016	310,157	93,252	96,211
Sales orders	1,616,448	1,478,630	122,399	186,577	21,276	10,037
Trade accounts payable	(289,539)	(300,958)	(159,335)	(77,245)	(14,270)	(19,671)
Purchase orders	(139,197)	(87,387)	(29,261)	(38,009)	—	—
Operating subtotal	3,669,285	4,244,622	284,998	483,608	117,341	123,168

FINANCIAL
Advances to customers	(4,093)	(3,369)	(1,888)	(1,525)	(78)	(191)
Loans and financing	(369,389)	(366,169)	(12,685)	—	—	—
Financial subtotal	(373,482)	(369,538)	(14,573)	(1,525)	(78)	(191)
Operating financial subtotal	3,295,803	3,875,084	270,425	482,083	117,263	122,977

DERIVATIVES
Future contracts	282,723	241,445	(77,804)	(79,419)	(39,819)	(40,676)
Deliverable Forwards (DF´s)	(376,456)	(278,582)	102,885	103,646	(27,632)	(26,856)
Non-Deliverable Fowards (NDF´s)	(325,947)	43,471	(16,141)	(22,951)	—	—
Total derivatives	(419,680)	6,334	8,940	1,276	(67,451)	(67,532)
NET EXPOSURE IN US$	2,876,123	3,881,418	279,365	483,359	49,812	55,445

b1. Sensitivity analysis and derivative financial instruments breakdown:

b1.1 USD - American dollars (amounts in thousands of US$):

		Current	Scenario (I) VaR 99% C.I. 1 day		Scenario (II) Interest rate variation - 15%		Scenario (III) Interest rate variation - 30%
Exposure of US$	Risk	exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Depreciation	1.00	0.98	(60,803)	0.85	(550,393)	0.70	(1,100,786)
Financial	Appreciation	1.00	1.02	(6,188)	1.15	(56,022)	1.30	(112,045)
Derivatives	Appreciation	1.00	1.02	(6,953)	1.15	(62,952)	1.30	(125,904)
				(73,944)		(669,367)		(1,338,735)

			March 31, 2026			December 31, 2025
Instrument	Risk factor	Nature	Quantity	Notional (US$)	Fair value	Quantity	Notional (US$)	Fair value
Future Contract	American dollar	Long	(7,083,806)	282,723	(1,887)	227,860	241,445	(1,814)

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

			March 31, 2026			December 31, 2025
Instrument	Risk factor	Nature	Notional (USD)	Notional (US$)	Fair value	Notional (USD)	Notional (US$)	Fair value
Deliverable Forwards	American dollar	Short	(376,456)	(376,456)	(13,499)	(278,582)	(278,582)	13,069
Non-Deliverable Forwards	American dollar	Short	(325,947)	(325,947)	180	43,471	43,471	(4,467)

b1.2 EUR - EURO (amounts in thousands of US$):

			Scenario (I) VaR 99% I.C. 1 day		Scenario (II) Interest rate variation - 15%		Scenario (III) Interest rate variation - 30%
Exposure of US$	Risk	Current exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Depreciation	1.15	1.13	(4,452)	0.98	(42,750)	0.81	(85,500)
Financial	Appreciation	1.15	1.17	(228)	1.32	(2,186)	1.50	(4,372)
Derivatives	Depreciation	1.15	1.13	(140)	0.98	(1,341)	0.81	(2,682)
				(4,820)		(46,277)		(92,554)

			March 31, 2026			December 31, 2025
Instrument	Risk factor	Nature	Notional (EUR)	Notional (US$)	Fair value	Notional (EUR)	Notional (US$)	Fair value
Future Contract	Euro	Short	(4,355)	(77,804)	(964)	(6,755)	(79,419)	62

			March 31, 2026			December 31, 2025
Instrument	Risk factor	Nature	Notional (EUR)	Notional (US$)	Fair value	Notional (EUR)	Notional (US$)	Fair value
Deliverable Forwards	Euro	Long	89,325	102,885	(2,306)	88,156	103,646	(2,039)
Non-Deliverable Forwards	Euro	Short	(14,014)	(16,141)	170	(19,521)	(22,591)	(55)

b1.3 GBP - British Pound (amounts in thousands of US$):

		Current	Scenario (I) VaR 99% C.I. 1 day		Scenario (II) @ Variation - 15%		Scenario (III) @ Variation - 30%
Exposure of US$	Risk	exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Depreciation	1.32	1.30	(1,839)	1.12	(17,601)	0.92	(35,202)
Financial	Appreciation	1.32	1.34	(1)	1.52	(12)	1.71	(23)
Derivatives	Appreciation	1.32	1.34	(1,057)	1.52	(10,118)	1.71	(20,235)
				(2,897)		(27,731)		(55,460)

			March 31, 2026			December 31, 2025
Instrument	Risk factor	Nature	Notional (GBP)	Notional (US$)	Fair value	Notional (GBP)	Notional (US$)	Fair value
Future Contract	British pound	Short	(1,580)	(39,819)	(141)	(3,020)	(40,676)	72

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

			March 31, 2026			December 31, 2025
Instrument	Risk factor	Nature	Notional (GBP)	Notional (US$)	Fair value	Notional (GBP)	Notional (US$)	Fair value
Deliverable Forwards	British pound	Short	(20,957)	(27,632)	177	(19,939)	(26,856)	129

c. Commodity price risk

The Group operates globally (across the entire livestock protein chain and related business) and during the regular course of its operations is exposed to price fluctuations in feeder cattle, live cattle, lean hogs, corn, soybeans, and energy, especially in the North American, Australian and Brazilian markets. Commodity markets are characterized by volatility arising from external factors including climate, supply levels, transportation costs, agricultural policies and storage costs, among others. The Risk Management Department is responsible for mapping the exposures to commodity prices of the Company and proposing strategies to the Risk Management Committee, in order to mitigate such exposures.

c1. Position balance in commodities and corn contracts:

Exposure in Commodities (Live Stock) - Expressed in contract quantity	March 31, 2026	December 31, 2025
OPERATING
Firm contracts	28,006	31,200
Subtotal	28,006	31,200
DERIVATIVES
Future contracts	(2,410)	7,348
Deliverable Forwards	(35,752)	(41,942)
Subtotal	(38,162)	(34,594)
NET EXPOSURE	(10,156)	(3,394)

Sensitivity analysis as of March 31, 2026:

		Scenario (I) VaR 99% I.C. 1 dia			Scenario (II) Variation - 15%		Scenario (III) Variation - 30%
Exposure	Risk	Current price	Price	Effect on income	Price	Effect on income	Price	Effect on income
Operating	Depreciation	35	34	(19,466)	30	(291,993)	24	(583,986)
Derivatives	Appreciation	26	26	(18,841)	29	(282,619)	33	(565,237)
				(38,307)		(574,612)		(1,149,223)

Derivatives financial instruments breakdown:

			March 31, 2026		December 31, 2025
Instrument	Risk factor	Nature	Quantity	Fair value	Quantity	Fair value
Future Contracts	Commodities	Short	(2,410)	380	7,348	(346)
Deliverable Forwards	Commodities	Short	(35,752)	(57,987)	(41,942)	(93,782)

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

Exposure in Commodities (Grains and others) - Expressed in contract quantity	March 31, 2026	December 31, 2025
Purchase orders	13,114	5,403
Subtotal	13,114	5,403
DERIVATIVES
Future B3	26,531	17,515
Future CME	150	155
Deliverable Forwards	22,740	32,783
Non Deliverable Forwards	3,150,000	—
Subtotal	3,199,421	50,453
NET EXPOSURE	3,212,535	55,856

Sensitivity analysis as of March 31, 2026:

		Scenario (I) VaR 99% I.C. 1 dia			Scenario (II) Variation - 15%		Scenario (III) Variation - 30%
Exposure	Risk	Current price	Price	Effect on income	Price	Effect on income	Price	Effect on income
Operating	Depreciation	5	5	(59)	4	(891)	4	(1,782)
Derivatives	Depreciation	1	1	(2,885)	1	(43,273)	1	(86,547)
				(2,944)		(44,164)		(88,328)

Derivatives financial instruments breakdown:

			March 31, 2026		December 31, 2025
Instrument	Risk factor	Nature	Quantity	Fair value	Quantity	Fair value
Future Contracts	Commodities (grains and others)	Long	26,531	221	17,515	(170)
Deliverable Forwards	Commodities (grains and others)	Long	22,740	(6,893)	32,783	46,621
Future CME	Commodities (grains and others)	Long	150	(336)	155	(45)
Non Deliverable Forwards	Commodities (grains and others)	Long	3,150,000	1,252	—	—

c2. Hedge accounting:

The indirect subsidiary Seara Alimentos Ltda. applies hedge accounting for gain purchase, aiming at bringing stability to the subsidiary’s results. The designation of these instruments is based on the guidelines outlined in the Financial and Commodity Risk Management Policy defined by the Risk Management Committee and approved by the Board of Directors.

Financial instruments designated for hedge accounting were classified as cash flow hedge. The effective amount of the instrument’s gain or loss is recognized under “Other comprehensive income (expense)” and the ineffective amount under “Financial income (expense), net”, and the accumulated gains and losses are reclassified to profit and loss or to the balance sheet when the object is recognized, adjusting the item in which the hedged object was recorded.

In these hedge relationships, the main sources of ineffectiveness are the effect of the counterparties and the Group own credit risk on the fair value of the forward foreign exchange contracts, which is not reflected in the change in the fair value of the hedged cash flows attributable to the change in exchange rates; changes in commodities price and changes in the timing of the hedged transactions.

The indirect subsidiary Seara Alimentos Ltda. also designates derivatives to hedge the fair value of debt instruments with floating interest rates through swaps of fixed interest rates, measured in accordance with fair value hedge accounting.

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

c2.1. Effects of hedge instruments on the financial information:

Below is shown the effects on income for the period, on other comprehensive income and on the balance sheet of derivative financial instruments contracted for hedging exchange rates, commodity prices and interest rates (cash flow and fair value hedges):

Statements of Income:	March 31, 2026	March 31, 2025
Cost of sales before hedge accounting adoption	(2,042,810)	(1,696,193)
Derivatives operating income (loss)	(823)	(363)
Commodities	(823)	(363)
Cost of sales with hedge accounting	(2,043,633)	(1,696,556)

Financial income (expense), net excluding derivatives	(15,276)	45325
Derivatives financial income (expense), net	(33,627)	(63)
Currency	(15,620)	—
Commodities	(18,007)	(63)
Financial income (expense), net	(48,903)	45,262

Below are the effects on other comprehensive income (expense), after the adoption of hedge accounting:

Statements of other comprehensive income (expense):	March 31, 2026	March 31, 2025
Financial instruments designated as hedge accounting:	(568)	599
Commodities	(568)	599
Other comprehensive income (expense)	(1,131)	275

Cash Flow hedge changes	January 1, 2026	OCI	March 31, 2026
Hedge accounting operations	1,479	(1,131)	348
(-) Income tax	(502)	385	(117)
Total of other comprehensive income (expense)	977	(746)	231

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

Below are the effects on balance sheet, after the adoption of hedge accounting:

Statements of financial position:	March 31, 2026	December 31, 2025
Derivatives (liabilities)/assets	(159)	(15)
Derivatives instruments designated as hedge accounting:
Commodities	(159)	(15)
Derivatives (liabilities)/assets	(3,412)	(6,568)
Derivatives instruments not designated as hedge accounting:
Exchange	(3,412)	(6,568)
Other comprehensive expenses	(568)	(1,644)
Commodities	(568)	(1,644)
Inventories	(735)	165
Commodities	(735)	165

Open amounts in statement of financial position of derivative liabilities:

	March 31, 2026	December 31, 2025
Liabilities:
Designated as hedge accounting	159	15
Commodities	159	15
Not designated as hedge accounting	3,412	6,568
Currency	3,412	6,568
Current liabilities	3,571	6,583

d. Liquidity risk

The table below shows the contractual obligation amounts from financial liabilities of the Company according to their maturities:

	March 31, 2026					December 31, 2025
	Less than 1 year	Between 1 and 2 years	Between 3 and 5 years	More than 5 years	Total	Less than 1 year	Between 1 and 2 years	Between 3 and 5 years	More than 5 years	Total
Trade accounts payable and supply chain finance	6,609,845	—	—	—	6,609,845	7,332,559	—	—	—	7,332,559
Loans and financing	840,120	352,458	2,173,708	17,998,688	21,364,974	833,085	249,115	794,458	19,213,910	21,090,568
Estimated interest on loans and financing (1)	1,201,987	1,401,488	3,263,639	15,158,424	21,025,538	1,265,226	2,425,415	2,377,113	15,237,492	21,305,246
Derivatives liabilities	126,672	87,353	—	—	214,025	156,405	114,376	—	—	270,781
Payments of leases	365,383	508,310	532,141	701,933	2,107,767	354,887	520,701	351,036	861,409	2,088,033
Commodities forward purchase contracts	194,137	16,489,998	13,072,512	3,589,436	33,346,083	140,956	13,912,887	11,252,506	2,614,618	27,920,967

(1)	Includes interest on all loans and financing outstanding. Payments are estimated for variable rate debt based on effective interest rates on March 31, 2026 and December 31, 2025. Payments in foreign currencies are estimated using the March 31, 2026 and December 31, 2025 exchange rates.

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

The Group has future commitment for purchase of grains and cattle whose balances as of March 31, 2026 in the amount of US$33.3 billion (US$27.9 billion on December 31, 2025).

The Group has securities pledged as collateral for derivative transactions with the commodities and futures whose balance as of March 31, 2026 is in the amount of US$158,815 (US$159,562 on December 31, 2025). This guarantee is larger than its collateral.

The interest payments on variable interest rate loans and bond issues in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. The future cash flows on derivative instruments may be different from the amount in the above table as interest rates and exchange rates or the relevant conditions underlying the contingency change. Except for these financial liabilities, it is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

e.	Risks linked to climate change and the sustainability strategy

During the three-month period ended March 31, 2026, the Group conducted a climate risk assessment to identify and evaluate potential climate-related impacts, risks, and opportunities across its operations and value chain. This process resulted in a prioritized list of climate-related risks and opportunities based on the Group’s financial materiality assessment, performed by an independent third party in accordance with the Group’s established criteria and thresholds.

The assessment considered both the likelihood of occurrence and the magnitude of potential financial impacts, based on qualitative and quantitative factors, informed judgment and underlying assumptions.

For the three-month period ended March 31, 2026, the Management considered the data and assumptions highlighted below as the main risks:

(i) Risk of increased regulation on energy:

●	Regulatory pressures, inflation and energy scarcity increasing electricity and fuel costs.

(ii) Risk of extreme weather events:

●	Climate-related volatility in agricultural commodity availability, quality and pricing.

(iii) Risk of failure to adapt to physical effects of climate change:

●	Climate-related disruptions affecting supply chain infrastructure and operational infrastructure.

28 Supplemental financial information

The Group’s income and cash flow are generated by its subsidiaries. As a result, funds necessary to meet the Group’s debt service obligations, including its obligations as the issuer under its existing senior unsecured notes, are provided in large part by distributions or advances from its subsidiaries. Under certain circumstances, contractual and legal restrictions, as well as the Group’s financial condition and operating requirements and those of certain subsidiaries, could limit the Group’s ability to obtain cash for the purpose of meeting its debt service obligations, including the payment of principal and interest on its Senior Unsecured Notes.

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

In compliance with the reporting covenant under the indentures governing the Senior Unsecured Notes, the financial information set forth below is presented under the following column headings: Restricted Subsidiaries and Unrestricted Subsidiaries.

Restricted Subsidiaries consist of all of the Group’s subsidiaries, except the Unrestricted Subsidiaries. Unrestricted Subsidiaries are: JBS Wisconsin Properties and its subsidiaries (including PPC), JBS Captive Insurance and Moyer Distribution.

Consolidated statements of financial position:

	March 31, 2026
	Restricted subsidiaries	Unrestricted subsidiaries	Eliminations	Total
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2,750,463	544,325	—	3,294,788
Margin cash	158,299	516	—	158,815
Trade accounts receivable	2,795,937	1,091,372	(9,918)	3,877,391
Dividends receivable	2,550	—	—	2,550
Inventories	5,626,909	1,134,405	—	6,761,314
Biological assets	1,323,065	551,373	—	1,874,438
Recoverable taxes	793,997	208,199	(6,560)	995,636
Derivative assets	122,601	22,096	—	144,697
Other current assets	310,262	204,353	(6,728)	507,887
TOTAL CURRENT ASSETS	13,884,083	3,756,639	(23,206)	17,617,516

NON-CURRENT ASSETS
Long-term investments	49,224	—	—	49,224
Recoverable taxes	2,011,523	—	—	2,011,523
Biological assets	269,536	364,011	—	633,547
Related party receivables	31,398	—	—	31,398
Deferred income taxes	509,030	30,563	—	539,593
Other non-current assets	367,563	141,682	—	509,245
	3,238,274	536,256	—	3,774,530

Investments in equity-accounted investees	3,357,849	—	(3,063,925)	293,924
Property, plant and equipment	10,425,061	3,677,782	—	14,102,843
Right of use assets	1,382,373	235,528	—	1,617,901
Intangible assets	947,278	859,652	—	1,806,930
Goodwill	4,649,601	1,317,054	—	5,966,655

TOTAL NON-CURRENT ASSETS	24,000,436	6,626,272	(3,063,925)	27,562,783

TOTAL ASSETS	37,884,519	10,382,911	(3,087,131)	45,180,299

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

	March 31, 2026
	Restricted subsidiaries	Unrestricted subsidiaries	Eliminations	Total
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade accounts payable	3,639,419	1,823,816	(9,918)	5,453,317
Supply chain finance	1,156,528	—	—	1,156,528
Loans and financing	793,465	46,655	—	840,120
Income taxes	37,223	132,998	(6,560)	163,661
Other taxes payable	143,220	15,899	—	159,119
Payroll and social charges	927,210	364,340	—	1,291,550
Lease liabilities	305,262	60,121	—	365,383
Dividends payable	1,071,287	—	—	1,071,287
Provisions for legal proceedings	231,209	—	—	231,209
Derivative liabilities	116,100	10,572	—	126,672
Other current liabilities	529,353	339,077	(6,728)	861,702
TOTAL CURRENT LIABILITIES	8,950,276	2,793,478	(23,206)	11,720,548

NON-CURRENT LIABILITIES
Loans and financing	17,430,976	3,093,878	—	20,524,854
Income and other taxes payable	397,413	22,977	—	420,390
Payroll and social charges	302,944	2,338	—	305,282
Lease liabilities	1,224,175	192,596	—	1,416,771
Deferred income taxes	735,310	463,860	—	1,199,170
Provisions for legal proceedings	219,022	—	—	219,022
Related party payable	176,220	—	—	176,220
Derivative liabilities	87,353	—	—	87,353
Other non-current liabilities	42,219	7,774	—	49,993
TOTAL NON-CURRENT LIABILITIES	20,615,632	3,783,423	—	24,399,055

EQUITY
Share capital - common shares	5,187,927	1,352,356	(6,498,723)	41,560
Reserves	8,238,896	(268,262)	—	7,970,634
Undistributed results	(5,194,035)	1,979,831	3,434,798	220,594
Attributable to company shareholders	8,232,788	3,063,925	(3,063,925)	8,232,788
Attributable to non-controlling interest	85,823	742,085	—	827,908
TOTAL EQUITY	8,318,611	3,806,010	(3,063,925)	9,060,696
TOTAL LIABILITIES AND EQUITY	37,884,519	10,382,911	(3,087,131)	45,180,299

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

	December 31, 2025
	Restricted subsidiaries	Unrestricted subsidiaries	Eliminations	Total
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3,921,730	643,406	—	4,565,136
Margin cash	159,048	514	—	159,562
Trade accounts receivable	3,055,286	1,188,544	(11,906)	4,231,924
Dividends receivable	1,465	—	—	1,465
Inventories	4,949,488	1,157,677	—	6,107,165
Biological assets	1,288,243	538,523	—	1,826,766
Recoverable taxes	721,761	241,507	(6,057)	957,211
Derivative assets	140,971	14,631	—	155,602
Other current assets	242,811	202,424	(11,863)	433,372
TOTAL CURRENT ASSETS	14,480,803	3,987,226	(29,826)	18,438,203

NON-CURRENT ASSETS
Long-term investments	45,780	—	—	45,780
Recoverable taxes	1,874,572	—	—	1,874,572
Biological assets	256,583	355,216	—	611,799
Related party receivables	41,231	—	—	41,231
Deferred income taxes	516,308	31,474	(768)	547,014
Other non-current assets	378,828	109,975	—	488,803
	3,113,302	496,665	(768)	3,609,199

Investments in equity-accounted investees	3,198,779	—	(3,027,167)	171,612
Property, plant and equipment	10,077,519	3,568,139	—	13,645,658
Right of use assets	1,370,826	242,821	—	1,613,647
Intangible assets	942,690	882,902	—	1,825,592
Goodwill	4,513,691	1,338,884	—	5,852,575

TOTAL NON-CURRENT ASSETS	23,216,807	6,529,411	(3,027,935)	26,718,283

TOTAL ASSETS	37,697,610	10,516,637	(3,057,761)	45,156,486

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

	December 31, 2025
	Restricted subsidiaries	Unrestricted subsidiaries	Eliminations	Total
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade accounts payable	4,313,158	1,895,272	(1,033)	6,198,100
Supply chain finance	1,134,459	—	—	1,134,459
Loans and financing	781,928	51,157	—	833,085
Income taxes	170,093	123,994	(6,057)	288,030
Other taxes payable	119,893	33,066	—	152,959
Payroll and social charges	1,072,999	48,716	—	1,560,159
Lease liabilities	294,217	6,067	—	354,887
Dividends payable	—	—	—	—
Provisions for legal proceedings	159,217	—	—	159,217
Derivative liabilities	152,218	4,187	—	156,405
Other current liabilities	398,770	319,178	(13,439)	704,509
TOTAL CURRENT LIABILITIES	8,596,952	2,481,637	(20,529)	11,541,810

NON-CURRENT LIABILITIES
Loans and financing	17,166,293	3,091,190	—	20,257,483
Income and other taxes payable	385,147	2,258	—	407,727
Payroll and social charges	303,900	(15,835)	—	288,065
Lease liabilities	1,212,245	200,153	—	1,412,398
Deferred income taxes	695,746	474,322	(768)	1,169,300
Provisions for legal proceedings	209,358	—	—	209,358
Related party payable	190,998	—	—	190,998
Derivative liabilities	114,376	—	—	114,376
Other non-current liabilities	34,138	8,042	—	42,180
TOTAL NON-CURRENT LIABILITIES	20,312,201	3,760,130	(768)	24,091,885

EQUITY
Share capital - common shares	5,145,820	1,351,259	(6,461,965)	35,114
Reserves	6,803,802	(221,108)	—	6,582,694
Undistributed results	(3,246,042)	1,897,016	3,434,798	2,085,772
Attributable to company shareholders	8,703,580	3,027,167	(3,027,167)	8,703,580
Attributable to non-controlling interest	84,877	734,334	—	819,211
TOTAL EQUITY	8,788,457	3,761,501	(3,027,167)	9,522,791
TOTAL LIABILITIES AND EQUITY	37,697,610	10,003,268	(3,048,464)	45,156,486

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

Consolidated statements of income:

	March 31, 2026
	Restricted subsidiaries	Unrestricted subsidiaries	Eliminations	Total

NET REVENUE	17,112,748	4,529,588	(33,711)	21,608,625
Cost of sales	(15,402,306)	(3,915,442)	33,711	(19,284,037)
GROSS PROFIT	1,710,442	614,146	—	2,324,588

General and administrative expenses	(380,999)	(174,625)	—	(555,624)
Selling expenses	(1,031,722)	(270,824)	—	(1,302,546)
Other income	38,656	3,028	—	41,684
Other expenses	(18,221)	(5,393)	—	(23,614)
NET OPERATING EXPENSES	(1,392,286)	(447,814)	—	(1,840,100)

OPERATING PROFIT	318,156	166,332	—	484,488

Finance income	154,508	17,668	—	172,176
Finance expense	(433,433)	(52,953)	—	(486,386)
NET FINANCE EXPENSE	(278,925)	(35,285)	—	(314,210)

Share of profit of equity-accounted investees, net of tax	138,415	—	—	138,415

PROFIT (LOSS) BEFORE TAXES	177,646	131,047	—	308,693

Current income taxes	1,236	(35,006)	—	(33,770)
Deferred income taxes	(38,263)	4,930	—	(33,333)
TOTAL INCOME TAXES	(37,027)	(30,076)	—	(67,103)
NET INCOME	140,619	100,971	—	241,590

ATTRIBUTABLE TO:
Company shareholders	137,779	82,815	—	220,594
Non-controlling interest	2,840	18,156	—	20,996
	140,619	100,971	—	241,590

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

	March 31, 2025
	Restricted subsidiaries	Unrestricted subsidiaries	Eliminations	Total

NET REVENUE	15,110,175	4,460,319	(43,974)	19,526,520
Cost of sales	(13,275,176)	(3,670,767)	43,974	(16,901,969)
GROSS PROFIT	1,834,999	789,552	—	2,624,551

General and administrative expenses	(422,019)	(134,408)	—	(556,427)
Selling expenses	(954,250)	(233,347)	—	(1,187,597)
Other income	27,546	2,799	—	30,345
Other expenses	(9,795)	18,162	—	(27,957)
NET OPERATING EXPENSES	(1,358,518)	(383,118)	—	(1,741,636)

OPERATING PROFIT	476,481	406,434	—	882,915

Finance income	201,774	33,886	—	235,660
Finance expense	(375,411)	(51,795)	—	(427,206)
NET FINANCE EXPENSE	(173,637)	(17,909)	—	(191,546)

Share of profit of equity-accounted investees, net of tax	2,735	—	—	2,735

PROFIT BEFORE TAXES	305,579	388,525	—	694,104

Current income taxes	(119,954)	(104,837)	—	(224,791)
Deferred income taxes	75,593	11,428	—	87,021
TOTAL INCOME TAXES	(44,361)	(93,409)	—	(137,770)
NET INCOME	261,218	295,116	—	556,334

ATTRIBUTABLE TO:
Company shareholders	257,576	242,648	—	500,224
Non-controlling interest	3,642	52,468	—	56,110
	261,218	295,116	—	556,334

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

Consolidated statements of comprehensive income:

	March 31, 2026
	Restricted subsidiaries	Unrestricted subsidiaries	Eliminations	Total

Net income	140,619	100,971	—	241,590

Other comprehensive income
Items that are or may be subsequently reclassified to statement of income:
Gain (loss) on foreign currency translation adjustments	373,667	(63,309)	—	310,358
Gain (loss) on cash flow hedge	(441)	441	—	—
Deferred income tax on gain (loss) on cash flow hedge	309	—	—	309
Other fair value adjustments through other comprehensive income	382	—	—	382
Items that will not be reclassified to statement of income:
Gains associated with pension and other postretirement benefit obligations	(209)	(768)	—	(977)
Income tax on gain associated with pension and other postretirement benefit obligations	256	—	—	256
Total other comprehensive income (loss)	373,964	(63,636)	—	310,328

Comprehensive Income	514,583	37,335	—	551,918
Comprehensive Income on subsidiaries	37,335	—	(37,335)	—
	551,918	37,335	(37,335)	551,918

Total comprehensive income attributable to:
Company shareholders	549,190	30,667	(37,335)	542,522
Non-controlling interest	2,728	6,668	—	9,396
	551,918	37,335	(37,335)	551,918

Notes to the unaudited condensed consolidated financial information for the three-month period ended March 31, 2026 and 2025
(Expressed in thousands of United States dollar)

	March 31, 2025
	Restricted subsidiaries	Unrestricted subsidiaries	Eliminations	Total

Net income	261,218	295,116	—	556,334

Other comprehensive income
Items that are or may be subsequently reclassified to statement of income:
Gain on foreign currency translation adjustments	492,495	85,184	—	577,679
Gain (loss) on cash flow hedge	(1,246)	1,622	—	376
Deferred income tax on gain (loss) on cash flow hedge	(94)	—	—	(94)
Other fair value adjustments through other comprehensive income	(25)	—	—	(25)
Items that will not be reclassified to statement of income:
Gains associated with pension and other postretirement benefit obligations	76	(570)	—	(494)
Income tax on gain associated with pension and other postretirement benefit obligations	(16)	—	—	(16)
Total other comprehensive income	491,190	86,236	—	577,426

Comprehensive Income	752,408	381,352	—	1,133,760
Comprehensive Income on subsidiaries	381,352	—	(381,352)	—
	1,133,760	381,352	(381,352)	1,133,760

Total comprehensive income attributable to:
Company shareholders	1,268,725	313,541	(381,352)	1,200,914
Non-controlling interest	(134,965)	67,811	—	(67,154)
	1,133,760	381,352	(381,352)	1,133,760